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As filed with the Securities and Exchange Commission on September 3, 2004

Registration No. 333-118267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 To
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREENVILLE FIRST BANCSHARES, INC.
(Name of small business issuer in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	58-2459561 (I.R.S. Employer Identification No.)
112 Haywood Road, Greenville, South Carolina 29607 864-679-9000 (Address and telephone number of principal executive offices)
R. Arthur Seaver, Jr. President 112 Haywood Road Greenville, South Carolina 29607 864-679-9000 (Name, address, and telephone number of agent for service)
Copies of all communications to:
Neil E. Grayson, Esq.	Frank M. Conner III, Esq.
Jason R. Wolfersberger, Esq.	Randolph A. Moore III, Esq.
Nelson Mullins Riley & Scarborough LLP	Alston & Bird LLP
Poinsett Plaza, Suite 900	601 Pennsylvania Avenue, N.W.
104 South Main Street	North Building, 10th Floor
Greenville, South Carolina 29601	Washington, DC 20004-2601
Telephone: (864) 250-2235	Telephone: (202) 756-3300
Fax: (864) 232-2359	Fax: (202) 756-3333

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)

Common Stock	862,500	$17.25	$14,878,125	$1,885

(1)
Includes 112,500 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the bid and asked price on August 13, 2004.
(3)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 3, 2004

PRELIMINARY PROSPECTUS

750,000 Shares

Bancshares, Inc.

Common Stock

        Greenville First Bancshares, Inc. is the holding company for Greenville First Bank, N.A., a commercial bank headquartered in Greenville, South Carolina.

        We are offering 750,000 shares of our common stock. Our common stock is currently quoted on the OTC Bulletin Board under the symbol "GVBK.OB." The last reported sale price of our common stock on August 30, 2004 was $17.20. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "GVBK."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 to read about factors you should consider before you make your investment decision.

	Per share	Total
Price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Greenville First Bancshares	$	$

        We have granted the underwriters a 30-day option to purchase up to 112,500 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about                        , 2004, subject to customary closing conditions.

Sandler O'Neill & Partners, L.P.

The date of this prospectus is                        , 2004

Greenville First Bancshares, Inc.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction in which the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments.

        Unless the context indicates otherwise, all references in this prospectus to "we," "us," and "our" refer to Greenville First Bancshares, Inc. and its subsidiary, Greenville First Bank, N.A., on a consolidated basis.

SUMMARY

        This summary highlights specific information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should read carefully the more detailed information set forth in this prospectus and our financial statements before making a decision to invest in our common stock. All financial information, operating statistics, and ratios in this prospectus are based on generally accepted accounting principles as applied in the United States, which we also refer to as GAAP, unless otherwise noted.

Greenville First Bancshares, Inc.

        We are a South Carolina corporation organized in 1999 to serve as the holding company for Greenville First Bank, N.A., a national banking association chartered under the laws of the United States. Greenville First Bank commenced operations in January 2000 and at that time was the first community bank organized in the city of Greenville, South Carolina in over 10 years. We have grown rapidly since our inception. As of June 30, 2004, we had total assets of approximately $273.4 million, total deposits of approximately $178.0 million, and total shareholders' equity of approximately $11.9 million.

        Since we opened in January 2000, we have accomplished the following:

  •
  assembled a management team consisting of five bankers from our local market who have an average of 21 years of banking experience in the Greenville market;

  •
  grown to more than $270 million in total assets at June 30, 2004 while operating from one location;

  •
  maintained strong credit quality, with a nonperforming asset ratio of 0.30% at June 30, 2004 and a net charge-offs to average loans ratio of 0.08% for the six months ended June 30, 2004;

  •
  generated strong earnings momentum, including earnings of $801,801 for the first six months of 2004, an increase of more than 100% compared to the same period in 2003; and

  •
  developed a high level of brand awareness in the greater Greenville market.

Our Strategy

        We have achieved our success to date from a single office by focusing on the professional market in Greenville, including doctors, dentists, and small business owners. By focusing on this upscale client base and by serving each client with a consistent relationship team of bankers, we have generated a loan portfolio with larger average loan amounts than we believe is typical for a community bank, while maintaining low overhead. Our model has also enabled us to generate strong earnings, with diluted earnings per share of $0.40 for the six months ended June 30, 2004 and $0.53 for the year ended December 31, 2003.

        We plan to continue to focus on our core operating strength of relationship banking, while taking advantage of our competitive position to grow assets and liabilities. At the same time, we intend to develop our existing client relationships and expand our market presence by opening additional offices in order to continue to increase our market share. Specifically, we plan to focus on the following core operating and growth strategies:

  •
  Client-Focused Operating Model. We believe in the importance of delivering a consistent and superior level of professional service to our clients. To achieve this objective, we operate under an internal structure we call "relationship teams." This structure provides each of our clients with a specific banker contact and a consistent support team responsible for all of the client's banking needs. The cornerstone of our service initiative is a culture we have named "Client

    FIRST." By utilizing focus groups, surveys, and benchmarking, and by providing our employees with extensive training, we have incorporated this "Client FIRST" culture into our entire strategic process. We believe our operating model distinguishes Greenville First from other financial institutions in our market, providing us with a competitive advantage.

  •
  Experienced Management Team. We have assembled an experienced team of bankers, combining extensive market knowledge with an energetic and entrepreneurial culture. The members of our management team have resided in the Greenville area for an average of 27 years and are recognized in the Greenville market for their vast experience and active participation in community service. The diversity of our bankers' professional experience and age, coupled with their strong ties to the Greenville area, has enabled us to capture what we believe is a significant percentage of Greenville's professional market, and we expect our market share to increase as other professionals recognize the appeal of our bank. Our management team consists of the following individuals:

  •
  Art Seaver (40 years old) is the president and chief executive officer for both our holding company and our bank. He has lived in Greenville for over 30 years and has over 18 years of banking experience in the Greenville market.

  •
  Jim Austin (47 years old) is executive vice president and chief financial officer for both our holding company and our bank. He has lived in Greenville for over 26 years and has over 25 years of experience in the financial services industry in the Greenville market.

  •
  Fred Gilmer, III (40 years old) is executive vice president and the senior lending officer for our bank. He is a Greenville native and has over 17 years of banking experience, primarily in the Greenville market.

  •
  Eddie Terrell (42 years old) is executive vice president of our bank primarily responsible for marketing, client service, and deposit strategies. He has over 19 years of business and entrepreneurial experience in the Greenville market, with a direct focus on customer service and business development.

  •
  Fred Gilmer, Jr. (68 years old) is senior vice president for both our holding company and our bank. He has over 45 years of banking experience in the Greenville market.

    By combining the energy, entrepreneurial spirit, and experience of our management team with the leadership of our board of directors, we believe we have created a solid infrastructure for future growth.

  •
  Strategic Expansion. We have achieved significant asset and earnings growth in recent years and believe that we can capitalize on this momentum to generate future growth. To enhance existing relationships and create future opportunities, we intend to build two additional offices. The first office will be located on The Parkway near Thornblade Country Club in Greenville and is expected to open in the fourth quarter of 2004. The area within two miles of this location has more than $220 million in deposits as of June 30, 2003 according to FDIC data. In addition, we will soon begin construction of a new office to be located in the mature and historic Augusta Road area of Greenville. We expect to open this office in the second quarter of 2005. The area within two miles of this location has over $280 million in deposits as of June 30, 2003 according to FDIC data. We believe that the demographics and growth characteristics of these locations will provide us with significant opportunities to further develop existing client relationships and expand our client base.

  •
  Asset Quality. Since our inception, we have placed an emphasis on maintaining strong asset quality. In addition to our use of traditional credit measures, we rely upon our professional and personal relationships and experience in the Greenville area to evaluate subjective aspects of the market which we believe are more difficult to quantify. In late 2003, we hired a chief credit officer who has over 35 years of banking and credit management experience to assist us in further strengthening our credit review processes and setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. The results of our continued focus on asset quality are evidenced by a nonperforming asset ratio of 0.30% as of June 30, 2004.

Our Market Area and Competitive Position

        Our primary market is Greenville County, which is located in the upstate region of South Carolina, approximately midway between Atlanta and Charlotte on the heavily traveled I-85 business corridor. It is South Carolina's most populous county with over 390,000 residents. In the past decade, Greenville County has attracted more than $6 billion in new business investments and 43,000 new jobs and is now considered the "economic engine of South Carolina." During the same period, Greenville County was rated first in the United States by Site Selection Magazine for both new and expanding international firms and, in 2002, was ranked fifth out of America's top 50 cities for European business expansion. Today, BMW, Michelin, General Electric, Hitachi, and nearly 100 other companies have national or regional headquarters located in the Greenville metropolitan area. In addition, in November 2003, Clemson University, BMW, and the Governor of South Carolina, among other dignitaries and nationally-renowned companies, participated in the ground-breaking ceremonies for the Clemson University International Center for Automotive Research. Situated on 400 acres of prime property adjacent to I-85 in Greenville, the campus, when completed in 2007, will be the home of a new graduate engineering center, an information technology building, state-of-the-art research and testing facilities, and private research and development operations that will support the region's growing automotive industry. This collaboration among the State of South Carolina, Clemson University, BMW, IBM, Microsoft, and other companies has already generated more than $115 million in public and private support. We believe that this dynamic economic environment will continue to support the county and our business in the future.

        Greenville County is also the largest deposit market in the state of South Carolina according to FDIC data as of June 30, 2003, with total deposits of $6.6 billion and an average growth of 6.1% per year over the past five years. However, as of June 30, 2003, over 65% of the deposits in Greenville County were held by financial institutions with headquarters located outside Greenville County. We believe that our focus on providing personal, relationship banking to our clients will enable us to significantly expand our market share, which according to FDIC data, represented less than 2.5% of the deposit market as of June 30, 2003.

Corporate Information

        Our principal executive offices are located at 112 Haywood Road, Greenville, South Carolina 29607. Our telephone number is (864) 679-9000. Our website is www.greenvillefirst.com. Information on our website is not incorporated herein by reference and is not part of this prospectus.

The Offering

Common stock offered by us	750,000 shares(1)
Common stock outstanding after the offering	2,477,994 shares(2)
Net proceeds
The net proceeds of this offering will be approximately $11.7 million without giving effect to any exercise of the underwriters' over-allotment option, assuming an offering price of $17.20 per share (based upon the closing price of our common stock on August 30, 2004).
Use of proceeds
We plan to use the net proceeds from the offering to reduce the outstanding balance on our line of credit with First Tennessee Bank and for general corporate purposes, including increasing Greenville First Bank's capital to support our asset growth. See "Use of Proceeds" on page 14.
Dividends on common stock
We have not paid any cash dividends on our common stock since our inception, electing to retain earnings to fund future growth. We do not anticipate declaring cash dividends on shares of our common stock for the foreseeable future. See "Dividend Policy" on page 17.
OTC Bulletin Board symbol	GVBK.OB. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "GVBK."

(1)
The number of shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 862,500 shares.

(2)
The number of shares outstanding after the offering is based on the number of shares outstanding as of September 2, 2004 and assumes that the underwriters' over-allotment option is not exercised. It excludes an aggregate of 258,750 shares reserved for issuance under our stock option plan, of which options to purchase 249,750 shares at a weighted average exercise price of $6.67 had been granted and remained outstanding as of September 2, 2004. It also excludes an aggregate of 194,175 shares reserved for issuance under warrant agreements, of which rights to purchase 191,175 shares at a weighted average exercise price of $6.67 had been granted and remained outstanding as of September 2, 2004.

Risk Factors

        Before investing, you should carefully consider the information set forth under "Risk Factors," beginning on page 7, for a discussion of the risks related to an investment in our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our summary consolidated financial data presented below as of and for the years ended December 31, 1999 through 2003 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 2002 and 2003 and for each of the years in the three year period ended December 31, 2003 are included elsewhere in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2004 and 2003 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the six months ended June 30, 2004 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2004. The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis" included elsewhere in this prospectus.

	At and for the Six Months Ended June 30,		At and for the Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share amounts)
Summary Balance Sheet Data:
Assets	$273,393	$191,734	$230,841	$170,358	$118,565	$61,428	$10,142
Investment securities	20,885	6,501	15,759	15,497	18,468	9,345	8,318
Loans (net)(1)	244,407	173,584	206,077	148,079	95,340	46,025	—
Allowance for loan losses	3,176	2,313	2,705	1,824	1,192	600	—
Deposits	177,987	144,546	168,964	133,563	92,700	49,994	—
Securities sold under agreement to repurchase and federal funds purchased	13,565	—	9,297	9,107	8,483	—	—
Other borrowed funds	61,400	25,500	32,500	15,500	6,000	—	—
Junior subordinated debentures	6,186	6,186	6,186	—	—	—	—
Shareholders' equity	11,941	10,601	11,187	10,232	9,459	9,475	10,112
Summary Results of Operations Data:
Interest income	$6,143	$4,519	$9,722	$8,153	$6,310	$3,148	$93
Interest expense	2,250	1,753	3,618	3,492	3,353	1,523	12

Net interest income	3,893	2,766	6,104	4,661	2,957	1,625	81
Provision for loan losses	650	500	1,050	1,050	600	600	—

Net interest income after provision for loan losses	3,243	2,266	5,054	3,611	2,357	1,025	81
Noninterest income	363	231	422	520	284	58	—
Noninterest expense	2,313	1,857	3,853	3,379	2,782	1,783	615

Income (loss) before taxes	1,293	640	1,623	752	(141)	(700)	(534)
Income tax expense (benefit)	491	243	617	—	(22)	(38)	—

Net income (loss)	$802	$397	$1,006	$752	$(119)	$(662)	$(534)

Per Share Data:(2)
Net income (loss), basic	$0.46	$0.23	$0.58	$0.44	$(0.07)	$(0.39)	$(0.31)
Net income (loss), diluted	$0.40	$0.21	$0.53	$0.43	$(0.07)	$(0.39)	$(0.31)
Book value	$6.92	$6.15	$6.49	$5.93	$5.48	$5.49	$5.86
Weighted average number of shares outstanding:
Basic	1,725	1,725	1,725	1,725	1,725	1,725	1,725
Diluted	1,998	1,860	1,881	1,754	1,725	1,725	1,725
Performance Ratios:
Return (loss) on average assets(3)	0.65%	0.45%	0.52%	0.51%	(0.13)%	(1.61)%	n/m
Return (loss) on average equity(3)	13.95%	7.53%	9.28%	7.72%	(1.26)%	(6.84)%	n/m
Net interest margin(3)	3.15%	3.24%	3.24%	3.30%	3.43%	4.41%	n/m
Efficiency ratio(4)	54.35%	61.96%	59.04%	65.22%	85.84%	105.94%	759.26%
Loan to deposit ratio(1)	139.10%	121.69%	123.57%	112.23%	104.13%	93.26%	n/m

Asset Quality Ratios:
Nonperforming assets, past due and restructured loans to total loans(1)	0.30%	0.48%	0.21%	0.43%	0.37%	—%	—%
Nonperforming assets, past due and restructured loans to total assets	0.27%	0.44%	0.19%	0.37%	0.30%	—%	—%
Net charge-offs to average total loans(1)	0.08%	0.01%	0.10%	0.34%	0.01%	—%	—%
Allowance for loan losses to nonperforming loans	731.01%	953.64%	609.35%	1,612.79%	331.19%	n/m	—%
Allowance for loan losses to total loans(1)	1.28%	1.32%	1.30%	1.22%	1.24%	1.29%	—%
Capital Ratios:
Average equity to average assets	4.53%	5.96%	5.57%	6.71%	10.32%	23.62%	n/m
Leverage ratio	6.00%	7.15%	6.09%	6.08%	8.24%	16.86%	99.70%
Tier 1 risk-based capital ratio	7.05%	8.75%	7.78%	7.38%	9.25%	19.28%	47.76%
Total risk-based capital ratio	9.20%	11.57%	10.24%	8.63%	10.43%	20.50%	49.01%
Growth Ratios and Other Data:
Percentage change in net income	102.02%	141.79%	33.78%	n/m	n/m	n/m	n/m
Percentage change in diluted net income per share	90.48%	128.57%	23.26%	n/m	n/m	n/m	n/m
Percentage change in assets	42.59%	32.25%	35.50%	43.68%	93.01%	505.68%	n/m
Percentage change in loans(1)	40.80%	40.28%	39.17%	55.32%	107.15%	n/m	n/m
Percentage change in deposits	23.14%	16.82%	26.51%	44.08%	85.42%	n/m	n/m
Percentage change in equity	12.64%	10.03%	9.33%	8.17%	(0.17)%	(6.30)%	n/m

(1)
Includes nonperforming loans.

(2)
Adjusted for all years presented giving retroactive effect to a three-for-two common stock split in November 2003.

(3)
Annualized for the six month periods.

(4)
Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

As used in the table above, "n/m" means not a meaningful measurement.

RISK FACTORS

        An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose some or all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled "Management's Discussion and Analysis." Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks which have not been identified or which we believe are immaterial or unlikely.

Risks Related to our Business

Opening new offices may not result in increased assets or revenues for us.

        We intend to use the proceeds of this offering to increase our capital position and support our proposed growth and expansion, including the establishment of two new offices over the next 12 months. There is a risk that we will be unable to manage our growth, as the process of opening new offices may divert our time and resources. There is also risk that we may fail to open any additional offices, and a risk that, if we do open these offices, they may not be profitable.

Our recent operating results may not be indicative of our future operating results.

        We may not be able to sustain our historical rate of growth and may not even be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to generate similar earnings growth as we continue to expand, and consequently our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

        Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

  •
  the duration of the credit;

  •
  credit risks of a particular customer;

  •
  changes in economic and industry conditions; and

  •
  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory limits, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory limits, or both. As of June 30, 2004, approximately $21.6 million, or 8.7%, of our loans had loan-to-value ratios which exceeded regulatory supervisory limits, of which nine loans totaling approximately $3.9 million had loan-to-value ratios of 100% or more. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory limits, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio. Any such delinquencies or defaults could have an adverse effect on our results of operations and financial condition.

        We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

  •
  an ongoing review of the quality, mix, and size of our overall loan portfolio;

  •
  our historical loan loss experience;

  •
  evaluation of economic conditions;

  •
  regular reviews of loan delinquencies and loan portfolio quality; and

  •
  the amount and quality of collateral, including guarantees, securing the loans.

        There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

        Due to the rapid growth of our bank over the past several years and our short operating history, a large portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

An economic downturn, especially one affecting the Greenville County area, could reduce our customer base, our level of deposits, and demand for financial products such as loans.

        Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our market of Greenville County. If the community in which we operate does not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 94.0% of our interest income for the year ended December 31, 2003. If an economic downturn occurs in the economy as a whole, or in the Greenville County area, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

Changes in interest rates may reduce our profitability.

        Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

Our loan portfolio includes a substantial amount of commercial loans which include risks that may be greater than the risks related to residential or consumer loans.

        Our commercial loan portfolio was $164.9 million at June 30, 2004, comprising 66.6% of total loans. Our portfolio included $122.6 million, or 49.5% of total loans, in commercial loans secured by real estate, as we generally obtain a security interest in real estate whenever possible, in addition to any other available collateral. Commercial loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity, residential mortgage, or consumer loans. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate in some cases is dependent upon the successful operation, development, or sale of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In these cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor than residential mortgage loans, home equity loans, or consumer loans. As a result, repayment of these loans may, to a greater extent than other types of loans, be subject to adverse conditions in the real estate market or economy.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

        We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

        R. Arthur Seaver, Jr., our president and chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our growth. If we lose the services of Mr. Seaver, he would be difficult to replace and our business and development could be materially and adversely affected.

        Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel, including Jim Austin, Fred Gilmer, III, Eddie Terrell, and Fred Gilmer, Jr. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

We are subject to extensive regulation that could limit or restrict our activities.

        We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

        The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. To comply with the Sarbanes-Oxley Act, beginning in July 2002 we ceased using our independent auditors for internal audit and internal control functions. Instead, we have hired an outside consultant to assist with these services. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

        We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We face strong competition for clients, which could prevent us from obtaining clients and may cause us to pay higher interest rates to attract clients.

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere.

        We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our client base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions, such as BB&T, Bank of America, Wachovia, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

Our directors and executive officers own a significant portion of our common stock.

        Our directors and executive officers, as a group, beneficially owned approximately 32.1% of our outstanding common stock as of September 2, 2004. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

We will face risks with respect to future expansion and acquisitions or mergers.

        Although we do not have any current plans to do so, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

  •
  taking additional time and creating expense associated with identifying and evaluating potential acquisitions and merger partners;

  •
  using possibly inaccurate estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;

  •
  diluting our existing shareholders in the acquisition;

  •
  taking additional time and creating expense associated with evaluating new markets for expansion, hiring experienced local management, and opening new offices, as there may be a substantial time lag between these activities before we generate sufficient assets and deposits to support the costs of the expansion;

  •
  taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management's attention being diverted from the operation of our existing business;

  •
  taking time and creating expense integrating the operations and personnel of the combined businesses;

  •
  creating an adverse short-term effect on our results of operations; and

  •
  losing key employees and clients as a result of an acquisition that is poorly received.

        We have never acquired another institution before, so we lack experience in handling any of these risks. There is also a risk that any expansion effort will not be successful.

Risks Related to an Investment in our Common Stock

We cannot be sure that a public trading market for our common stock will develop or be maintained.

        Our stock is currently quoted on the OTC Bulletin Board. There has been limited trading in our shares of common stock, at widely varying prices, and trading to date has not created an active market for our shares. The transactions on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. Although we have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "GVBK," there can be no assurance that an established and liquid trading market will develop, that it will continue if it does develop, or that, after completion of the offering, our common stock will trade at or above the offering price set forth on the cover of this prospectus. Sandler O'Neill & Partners, L.P., the representative of the underwriters, has advised us that it intends to make a market in our common stock and to assist us in obtaining at least two other market makers for our common stock as required by the Nasdaq National Market. However, neither the representative of the underwriters nor any other market maker is obligated to make a market in our shares, and any such market making may be discontinued at any time in the sole discretion of the party making such market. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing.

Purchasers of our common stock will experience immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 44.6% in the book value of your investment, in that our net tangible book value per share will be approximately $9.53, compared with an assumed offering price of $17.20 (based on the closing price on August 30, 2004). See "Dilution."

Our stock price may fluctuate and be volatile.

        The prices at which our common stock has traded may not be indicative of future market prices. As a result, the trading price of our common stock could fluctuate significantly. Volatility in our stock price could also result from the following factors, among others:

  •
  variations in quarterly operating results;

  •
  changes in financial estimates by securities analysts;

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  the operating and stock price performance of other companies in the banking industry; and

  •
  general stock market or economic conditions.

        The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. We cannot guarantee that investors will be able to sell their shares at or above our offering price or at all.

We have implemented anti-takeover devices that could make it more difficult for another company to purchase us, even though such a purchase may increase shareholder value.

        In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase us without approval of our board of directors. For example, our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See "Description of Capital Stock—Anti-takeover Effects" on page 66.

We have broad discretion in allocating the net proceeds from this offering.

        We intend to use the net proceeds from this offering to repay certain short-term debt and for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

Our ability to pay dividends is limited, and we may be unable to pay future dividends if we decide to do so.

        Since our inception, we have not paid any dividends on our common stock, and we do not intend to pay dividends in the foreseeable future. Even if we decide to pay dividends in the future, our ability to do so will be limited by regulatory restrictions, by the bank's ability to pay dividends to us based on its capital position and profitability, and by our need to maintain sufficient capital to support the bank's operations. The ability of the bank to pay dividends to us is limited by its obligations to maintain sufficient capital and by other restrictions on its dividends that are applicable to national banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "could," "project," "predict," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

        The cautionary statements in the "Risk Factors" section and elsewhere in this prospectus also identify important factors and possible events which involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $11.7 million, or approximately $13.5 million if the underwriters' over-allotment option is exercised in full. In each case, this assumes a public offering price of $17.20 per share (based on the last sale price on August 30, 2004) and deductions of estimated offering expenses of $453,879 and underwriting discounts. We plan to use approximately $3.0 million of the net proceeds to reduce the outstanding balance on our line of credit with First Tennessee Bank and the balance of the net proceeds for general corporate purposes, which may include, among other things, providing additional capital to our bank to support our asset growth.

        Our line of credit with First Tennessee Bank allows us to draw down a maximum of $4.5 million, has an interest rate equal to the 3-month LIBOR rate plus 2.0%, and matures on March 20, 2005. We have pledged the stock of the bank as collateral for this line of credit. The line of credit agreement contains various covenants related to earnings and asset quality. The debt was used to provide capital to the bank to support growth.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2004. Our capitalization is presented on a historical basis and on an as-adjusted basis to give effect to the sale of 750,000 shares of common stock, based on an assumed public offering price of $17.20 per share (based on the closing price on August 30, 2004), as if the offering had been completed as of June 30, 2004 and assuming:

  •
  the net proceeds of the offering are $11.7 million, after deducting the estimated underwriting discount and estimated offering expenses of $453,879; and

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  the underwriters' over-allotment option is not exercised.

        The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	June 30, 2004
	Actual	As Adjusted
	(In thousands)
Short Term Borrowings(1):	$16,565	$13,565

Long Term Borrowings:
Junior subordinated debentures(2)	6,186	6,186

Shareholders' equity(3):
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $.00667 per share, 10,000,000 shares authorized, 1,727,994 shares issued and outstanding—actual; 2,477,994 shares issued and outstanding—as adjusted	12	17
Additional paid-in capital	10,655	22,322
Retained earnings	1,245	1,245
Accumulated other comprehensive income, net of tax	29	29

Total shareholders' equity	$11,941	$23,613

Total capitalization(4)	$34,692	$43,364

Capital Ratios:
Tier 1 risk-based capital ratio	7.05%	11.77%
Total risk-based capital ratio	9.20%	13.84%
Leverage ratio	6.00%	10.08%

(1)
Includes outstanding debt in the amount of $3.0 million under a line of credit with First Tennessee Bank and $13.6 million in sales of securities under agreements to repurchase with brokers. Our line of credit with First Tennessee Bank allows us to draw down a maximum of $4.5 million, has an interest rate equal to the 3-month LIBOR rate plus 2.0%, and matures on March 20, 2005. We have pledged the stock of the bank as collateral for this line of credit. The line of credit agreement contains various covenants related to earnings and asset quality. At June 30, 2004, the securities under agreements to repurchase had a weighted interest rate of 1.23% and matured in less than 90 days. Such securities averaged $13.8 million during the first two quarters of 2004, with $14.6 million being the maximum amount outstanding at any month-end.

(2)
Debt associated with trust preferred securities.

(3)
As of September 2, 2004, there were 1,727,994 shares of common stock outstanding, and we had 249,750 shares of common stock subject to the issuance of outstanding options with a weighted average exercise price of $6.67 per share. We also had 191,175 shares of common stock subject to the issuance of outstanding warrants with a weighted average exercise price of $6.67 per share.

(4)
Includes short-term and long-term borrowings and total shareholders' equity.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

        The net tangible book value of our common stock as of June 30, 2004 was approximately $11.9 million, or $6.92 per share, based on the number of shares of common stock outstanding as of June 30, 2004. Net tangible book value per share is equal to the amount of our shareholders' equity less intangible assets, divided by the number of shares of common stock outstanding as of June 30, 2004.

        After (i) giving effect to the sale of the 750,000 shares of common stock in this offering, at the assumed public offering price of $17.20 per share (based on the closing price on August 30, 2004), assuming that the underwriters' over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2004 would be approximately $23.6 million, or $9.53 per share. This offering will result in an immediate increase in net tangible book value of $2.61 per share to existing shareholders and an immediate dilution of $7.67 per share to new investors, or approximately 44.6% of the assumed public offering price of $17.20 per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price of $17.20 per share. The following table illustrates this per share dilution:

Assumed offering price per share		$17.20
Net tangible book value per share at June 30, 2004	6.92
Increase in net tangible book value per share attributable to new investors	2.61

Pro forma net tangible book value per share at June 30, 2004		9.53

Dilution per share to new investors		$7.67

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is currently quoted on the OTC Bulletin Board under the trading symbol "GVBK.OB." Although our common stock is quoted on the OTC Bulletin Board, there has been limited trading, at widely varying prices, and trading to date has not created an active market for our common stock. Thus, the prices at which trades occurred may not be representative of the actual value of our common stock. On a number of days during this period, there were no trades at all in our common stock. We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "GVBK." As of June 30, 2004, there were approximately 150 holders of record of our common stock. The following table shows the reported high and low bid information (adjusted for stock splits) for the periods indicated. The prices listed below are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

2004	High	Low
First Quarter	$24.00	$17.91
Second Quarter	21.65	18.40
Third Quarter (through September 2, 2004)	19.75	17.00
2003	High	Low
First Quarter	$14.50	$12.35
Second Quarter	19.00	13.75
Third Quarter	18.75	16.25
Fourth Quarter	27.00	15.50
2002	High	Low
First Quarter	$11.50	$10.50
Second Quarter	19.00	10.70
Third Quarter	12.00	10.25
Fourth Quarter	13.50	11.00

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock since our inception. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. Our ability to pay dividends depends on the ability of our subsidiary, Greenville First Bank, to pay dividends to us. As a national bank, Greenville First Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency (the "OCC") will be required if the total of all dividends declared in any calendar year by the bank exceeds the bank's net profits to date for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. At June 30, 2004, the bank had approximately $1.2 million in unrestricted dividend capacity. The OCC also has the authority under federal law to enjoin a national bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

BUSINESS

General

        We are a South Carolina corporation organized in 1999 to serve as the holding company for Greenville First Bank, N.A., a national banking association chartered under the laws of the United States. Greenville First Bank commenced operations in January 2000 and at that time was the first community bank organized in the city of Greenville, South Carolina in over 10 years. We have grown rapidly since our inception. As of June 30, 2004, we had total assets of approximately $273.4 million, total deposits of approximately $178.0 million, and total shareholders' equity of approximately $11.9 million. We are primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation and providing commercial, consumer, and mortgage loans to the general public.

        During the 1990s, several community banks operating in the Greenville market were acquired by larger regional financial institutions. We formed Greenville First to take advantage of market opportunities resulting from this continued consolidation of the financial services industry. Responding to this opportunity, we created a marketing plan focusing on the professional market in Greenville, including doctors, dentists, and small business owners. We serve this market with a client-focused structure called relationship teams, which provides each client with a specific banker contact and support team responsible for all of the client's banking needs. The purpose of this structure is to provide a consistent and superior level of professional service, and we believe it provides us with a distinct competitive advantage. We consider exceptional client service to be a critical part of our culture, which we refer to as "Client FIRST." We emphasize this Client FIRST culture in the training that we provide our employees, and we strive to reflect this Client FIRST culture in all aspects of our business.

        We have achieved our success to date from a single office and, as of June 30, 2004, with only 30 employees. We have assembled an experienced team of bankers, combining extensive market knowledge with an energetic and entrepreneurial culture. The officers of Greenville First have resided in Greenville for an average of 27 years and are recognized in the Greenville market for their vast experience and active participation in community service. The diversity of our bankers' professional experience and age, coupled with their strong ties to the Greenville area, has enabled us to capture what we believe is a significant percentage of Greenville's professional market, and we expect our market share to increase as other professionals recognize the appeal of our bank. We have also assembled a board of directors with extensive market knowledge and a strong reputation in the community. We believe this combination of leadership creates a solid infrastructure for future growth.

        Since our inception, we have placed an emphasis on maintaining strong asset quality. In addition to our use of traditional credit measures, we rely upon our professional and personal relationships and experience in the Greenville area to evaluate subjective aspects of the market which we believe are more difficult to quantify. In late 2003, we hired a chief credit officer who has over 35 years of banking and credit management experience. In addition, we have established performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. The results of our continued focus on asset quality are evidenced by a non-performing asset ratio of 0.30% as of June 30, 2004.

        We intend to open two additional offices in the near future. The first office will be located on The Parkway near Thornblade Country Club in Greenville and is expected to open in the fourth quarter of 2004. The other office will be located in the mature and historic Augusta Road area of Greenville. We expect to open this office in the second quarter of 2005. We believe that the demographics and growth characteristics of these locations will provide us with significant opportunities to further develop existing client relationships and expand our client base.

        Our banking model has produced efficient results during our short history. As of December 31, 2003, our asset-per-employee ratio was $7.7 million, which we believe was the highest ratio of any bank headquartered in the state of South Carolina based on publicly available information filed with the SEC. As of June 30, 2004, our asset-per-employee ratio had risen to over $9.1 million, providing further evidence of the efficiency of our model. For the first six months of 2004, we recorded pre-tax earnings per full-time employee of $43,000, which we believe places us in the top 10% of all banks headquartered in the state of South Carolina.

        We plan to continue our focus on our core operating strength of relationship banking, while taking advantage of our competitive position to grow assets and liabilities. We believe we can continue to grow our market share in the Greenville market, and we expect to strengthen our market presence by developing our existing client relationships and by opening additional offices in key strategic locations.

Our Market Area

        Our primary market is Greenville County, which is located in the upstate region of South Carolina, approximately midway between Atlanta and Charlotte on the heavily traveled I-85 business corridor. It is South Carolina's most populous county with over 390,000 residents. Greenville is also one of the state's wealthiest counties, with average household income of $61,023 in 2004. In the past decade, Greenville County has attracted more than $6 billion in new business investments and 43,000 new jobs and is now considered the "economic engine of South Carolina." During the same period, Greenville County was rated first in the United States by Site Selection Magazine for both new and expanding international firms and, in 2002, was ranked fifth out of America's top 50 cities for European business expansion. Greenville was also recognized by Expansion Management Magazine in December 2000 for having the best worker training program in the United States.

        BMW, Michelin, General Electric, Hitachi, and nearly 100 other companies have national or regional headquarters located in the Greenville metropolitan area. As of 2001, 43 Fortune 500 companies had operations in Greenville County, 13 of which are also in the Fortune 100. According to the Greenville Area Development Corporation, foreign investment per capita is higher in Greenville County than anywhere else in the United States. Currently, 73 international companies representing 15 foreign countries employ more than 12,400 Greenville County residents. In addition, in November 2003, Clemson University, BMW, and the Governor of South Carolina, among other dignitaries and nationally-renowned companies, participated in the ground-breaking ceremonies for the Clemson University International Center for Automotive Research. Situated on 400 acres of prime property adjacent to I-85 in Greenville, the campus, when completed in 2007, will be the home of a new graduate engineering center, an information technology building, state-of-the-art research and testing facilities, and private research and development operations that will support the region's growing automotive industry. This collaboration among the State of South Carolina, Clemson University, BMW, IBM, Microsoft, and other companies has already generated more than $115 million in public and private support. We believe that this dynamic economic environment will continue to support the county and our business in the future.

        Greenville County is the largest deposit market in the state of South Carolina according to FDIC data as of June 30, 2003, with total deposits of $6.6 billion and an average growth of 6.1% per year over the past five years. However, as of June 30, 2003, over 65% of the deposits in Greenville County were held by financial institutions with headquarters located outside Greenville County. We believe that our focus on providing personal, relationship banking to our clients will enable us to significantly expand our market share, which represented less than 2.5% of the deposit market as of June 30, 2003.

Lending Activities

        General.    We emphasize a range of lending services, including real estate, commercial, and equity-line consumer loans to individuals and small- to medium-sized businesses and professional firms that are located in or conduct a substantial portion of their business in our market area. Our underwriting standards vary for each type of loan, as described below. While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory limits, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory limits, or both. As of June 30, 2004, approximately $21.6 million, or 8.7%, of our loans had loan-to-value ratios which exceeded regulatory supervisory limits, of which nine loans totaling approximately $3.9 million had loan-to-value ratios of 100% or more. Since loans typically provide higher interest yields than other types of interest-earning assets, we invest a substantial percentage of our earning assets in our loan portfolio. At June 30, 2004, we had total loans of $247.6 million, representing 91.7% of our total earning assets.

        We have focused our lending activities primarily on the professional market in Greenville, including doctors, dentists, and small business owners. By focusing on this client base and by serving each client with a consistent relationship team of bankers, we have generated a loan portfolio with larger average loan amounts than we believe is typical for a community bank. For example, as of June 30, 2004 our average loan size was approximately $138,000. Excluding home equity lines of credit, the average loan size was approximately $182,000. At the same time, we have strived to maintain a diversified loan portfolio and limit the amount of our loans to any single client. As of June 30, 2004, our 10 largest client loan relationships represented approximately $15.4 million, or 6.2% of our loan portfolio.

        Real Estate Mortgage Loans.    The principal component of our loan portfolio is loans secured by real estate mortgages. We obtain a security interest in real estate whenever possible, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. At each of December 31, 2003 and June 30, 2004, loans secured by first or second mortgages on real estate made up approximately 80% of our loan portfolio.

        These loans will generally fall into one of four categories: commercial real estate loans, construction and development loans, residential real estate loans, or home equity loans. Most of our real estate loans are secured by residential or commercial property. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. We generally charge an origination fee for each loan. Other loan fees consist primarily of late charge fees. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan.

  •
  Commercial Real Estate Loans.    At June 30, 2004, our individual commercial real estate loans ranged in size from $12,750 to $2.2 million, with an average loan size of approximately $263,000. These loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 85%. We also generally require that a borrower's cash flow exceeds 115% of monthly debt service obligations. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. At June 30, 2004, commercial real estate loans (other than construction loans) amounted to $104.8 million, or approximately 42.3% of our loan portfolio. Of our commercial real estate loan portfolio, $64.9 million in loans were not owner-occupied properties, representing 61.9% of our commercial real estate portfolio and 26.2% of our total loan portfolio. The remainder of our commercial real estate loan portfolio, $39.9 million in loans or 38.9% of the commercial loan portfolio, were owner-occupied. Loans for owner-occupied properties represented 16.1% of our total loan portfolio.

  •
  Construction and Development Real Estate Loans.    We offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own homes. At June 30, 2004, our commercial construction and development real estate loans ranged in size from approximately $69,500 to $1.7 million, with an average loan size of approximately $500,000. At June 30, 2004, our individual residential construction and development real estate loans ranged in size from approximately $50,000 to $519,000, with an average loan size of approximately $227,000. The duration of our construction and development loans generally is limited to 18 months, although payments may be structured on a longer amortization basis. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. Specific risks include:

    •
    cost overruns;

    •
    mismanaged construction;

    •
    inferior or improper construction techniques;

    •
    economic changes or downturns during construction;

    •
    a downturn in the real estate market;

    •
    rising interest rates which may prevent sale of the property; and

    •
    failure to sell completed projects in a timely manner.

    We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees where possible and by keeping the loan-to-value ratio of the completed project at or below 80%. At June 30, 2004, total construction loans amounted to $23.4 million, or 9.4% of our loan portfolio. Included in the $23.4 million was $17.8 million, or 7.2% of our loan portfolio, that were commercial construction, and $5.5 million, or 2.2% of our loan portfolio, that were consumer construction loans.

  •
  Residential Real Estate Loans and Home Equity Loans.    We do not generally originate traditional long term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. At June 30, 2004, our individual residential real estate loans ranged in size from $8,500 to $1.2 million, with an average loan size of approximately $226,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 80%. We offer fixed and adjustable rate residential real estate loans with terms of up to 30 years. We typically offer these fixed rate loans through a third party rather than originating and retaining these loans ourselves. We typically originate and retain residential real estate loans only if they have adjustable rates. We also offer home equity lines of credit. At June 30, 2004, our individual home equity lines of credit ranged in size from $3,000 to $707,000, with an average of approximately $85,000. Our underwriting criteria for, and the risks associated with, home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of five years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity. At June 30, 2004, residential real estate loans (other than construction loans) amounted to $72.1 million, or 29.1% of our loan portfolio. Included in the residential real estate loans was $41.2 million, or 16.6% of our loan portfolio, in first and second mortgages on individuals' homes, and $30.9 million, or 12.5% of our loan portfolio, in home equity loans.

        Commercial Business Loans.    We make loans for commercial purposes in various lines of businesses, including the manufacturing, service industry, and professional service areas. At June 30, 2004, our individual commercial business loans ranged in size from approximately $500 to $1.2 million, with an average loan size of approximately $104,000. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. At June 30, 2004, commercial business loans amounted to $42.3 million, or 17.1% of our loan portfolio.

        We are eligible to offer small business loans utilizing government enhancements such as the Small Business Administration's ("SBA") 7(a) program and SBA's 504 programs. These loans typically are partially guaranteed by the government, which helps to reduce their risk. Government guarantees of SBA loans do not exceed, and are generally less than, 80% of the loan. As of June 30, 2004, we had not originated any small business loans utilizing government enhancements.

        Consumer Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with terms negotiable. At June 30, 2004, our individual consumer loans ranged in size from $500 to $145,000, with an average loan size of approximately $20,000. Our installment loans typically amortize over periods up to 60 months. We will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. At June 30, 2004, consumer loans amounted to $5.7 million, or 2.3% of our loan portfolio.

        Loan Approval.    Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and client lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered by an officer with a higher lending limit or by the officers' loan committee, which is comprised of our three most senior lenders and our chief credit officer. The officers' loan committee has pre-determined lending limits, and any loans in excess of this lending limit will be submitted for approval by the finance committee of our board or by the full board. We do not make any loans to any director, officer, or employee of the bank unless the loan is approved by the board of directors of the bank and is on terms not more favorable to such person than would be available to a person not affiliated with the bank.

        Credit Administration and Loan Review.    We maintain a continuous loan review system. We also apply a credit grading system to each loan, and we use an independent consultant to review the loan files on a test basis to confirm the grading of each loan. In addition, in late 2003 we hired a chief credit officer who has over 35 years of banking and credit management experience to assist us in strengthening our credit review processes and establishing performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. Each loan officer is responsible for each loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. In addition, we emphasize the responsibility our officers have to their clients through incentive-based compensation arrangements. For example, for the year ended December 31, 2003, approximately 33.4% of the total compensation for our seven highest compensated officers was incentive compensation. This compensation is based not only on an officer's origination of loans, but also on the continued performance of these loans.

        Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. This limit will increase or decrease as the bank's capital increases or decreases. Based upon the capitalization of the bank at December 31, 2003, we self-imposed a loan limit of $2.2 million per borrower, which represented approximately 87% of our legal lending limit at December 31, 2003 and 71% at June 30, 2004. These limits will increase or decrease in response to increases or decreases in the bank's level of capital. We are able to sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our clients requiring extensions of credit in excess of these limits.

Deposit Services

        Our principal source of funds is core deposits. We offer a full range of deposit services, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. Because of the historically low interest rate environment in the last three years, we have chosen to obtain a portion of our deposits from outside our local market. Our out-of-market, or wholesale, certificates of deposits represented 39.9% of total deposits at June 30, 2004. The deposits obtained outside of our market area generally have lower rates than rates being offered for certificates of deposits in our local market. This funding strategy has allowed us to continue to operate in one location, maintain a smaller staff, and not incur significant marketing costs to advertise deposit rates, which in turn has allowed us to maintain our focus on growing our loan portfolio. In anticipation of rising interest rates and our continued growth, we have recently begun to focus on expanding our retail deposit program. We are planning to open two new retail deposit offices, one in the fourth quarter of 2004 and the other in the second quarter of 2005, which we believe will assist us in obtaining low cost transaction accounts that are less affected by rising rates. Deposit rates are reviewed regularly by senior management of the bank. We believe that the rates we offer are competitive with those offered by other financial institutions in our area. We focus on customer service and our ClientFIRST culture to attract and retain deposits.

Other Banking Services

        We offer other bank services including safe deposit boxes, traveler's checks, direct deposit, United States Savings Bonds, and banking by mail. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We also receive ATM transaction fees from transactions performed by our clients. We are associated with the Honor, Cirrus, and Master-Money ATM networks, which are available to our clients throughout the country. Since we outsource our ATM services, we are charged related transaction fees from our ATM service provider. We have contracted with Intercept Inc., an outside computer service company, to provide our core data processing services and our ATM processing. By outsourcing these services, we believe we are able to reduce our overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fee charged is directly related to the number of loan and deposit accounts and the related number of transactions we have during the period. We believe that by being associated with a shared network of ATMs, we are better able to serve our clients and are able to attract clients who are accustomed to the convenience of using ATMs, although we do not believe that maintaining this association is critical to our success. We also offer Internet banking services, bill payment services, and cash management services. We do not expect to exercise trust powers during our next few years of operation.

Competition

        The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in Greenville County and elsewhere.

        As of June 30, 2003, there were 25 financial institutions other than us in Greenville County. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, Wachovia, and Carolina First Bank. These institutions offer some services, such as extensive and established branch networks and trust services, that we do not provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

        We believe our commitment to quality and personalized banking services through our Client FIRST culture is a factor that contributes to our competitiveness.

Employees

        As of June 30, 2004, we had 30 employees.

Properties

        Our main office facility is located at the corner of Haywood Road and Halton Road in downtown Greenville, South Carolina. The building is a full service banking facility with three drive-through banking stations and an automatic teller machine. We lease this building from Halton Properties, LLC, which is 50% owned by our director Mark A. Cothran, for approximately $342,000 per year. See "Certain Relationships and Related Transactions" on page 63. Rental payments are subject to increase in accordance with a formula based on the Consumer Price Index. The lease has an initial term of 20 years, expiring in 2021, with options for three additional five-year renewal periods. We have the option to purchase the building at any time at a price based on a fair market value calculation.

        On March 5, 2004, we received permission from the OCC to open two additional offices. We expect to open one office during the fourth quarter of this year, which will be located in the Thornblade area of Greenville, South Carolina on The Parkway, near the intersection of I-85 and Pelham Road. We purchased the site for approximately $422,000, and as of June 30, 2004, had committed approximately $1.2 million to construct the office.

        We plan to open the other office, which will be located at 2125 Augusta Road in Greenville, South Carolina, during the first half of 2005. We lease the land for this office from Augusta Road Holdings, LLC, which is owned by one of our directors, Mark A. Cothran, for approximately $57,000 per year. See "Certain Relationships and Related Transactions" on page 63. Rental payments are subject to increase in accordance with a formula based on the Consumer Price Index. The term of the lease is 99 years. By the end of the third quarter of this year, we expect to enter into a commitment to construct this office for approximately $1.1 million.

        We believe that all of our properties are adequately covered by insurance.

Legal Proceedings

        In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion reviews our results of operations and assesses our financial condition. You should read the following discussion and analysis in conjunction with our "Summary Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our discussion and analysis for the periods ending June 30, 2004 and 2003 is based on unaudited financial statements for such periods.

Overview

        We were incorporated in March 1999 to organize and serve as the holding company for Greenville First Bank, N.A. Since we opened our bank in January 2000, we have experienced consistent growth in total assets, loans, deposits, and shareholders' equity, which has continued during the first six months of 2004. We experienced our first quarterly profit in the third quarter of 2001, and we have been profitable in each subsequent quarter that has ended prior to the date of this prospectus. We became cumulatively profitable in the third quarter of 2003.

        The following table sets forth selected measures of our financial performance for the periods indicated.

	Six Months Ended June 30,			Years Ended December 31,
	2004	2003	2002	2003	2002	2001	2000
	(In thousands)
Total revenues(1)	$4,256	$2,997	$2,221	$6,526	$5,181	$3,241	$1,683
Net income (loss)	802	397	164	1,006	752	(119)	(662)
Total assets	273,393	191,734	144,980	230,841	170,358	118,565	61,428
Total net loans	244,407	173,584	122,238	206,077	148,079	95,340	46,025
Total deposits	177,987	144,546	123,735	168,964	133,563	92,700	49,994

(1)
Total revenue equals net interest income plus total noninterest income.

        Like most community banks, we derive the majority of our income from interest received on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

        There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings for each period. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

        In addition to earning interest on our loans and investments, we earn income through fees and other charges to our clients. We have also included a discussion of the various components of this noninterest income, as well as of our noninterest expense.

        The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with our financial statements and the other statistical information included in this prospectus.

Effect of Economic Trends

        During the three years ended December 31, 2003 and the six months ended June 30, 2004, our rates on both short-term or variable rate earning assets and short-term or variable rate interest-bearing liabilities declined primarily as a result of the actions taken by the Federal Reserve.

        During most of 2001 and during 2002, the United States experienced an economic decline. During this period, the economy was affected by lower returns of the stock markets. Economic data led the Federal Reserve to begin an aggressive program of reducing rates that moved the Federal Funds rate down 11 times during 2001 for a total reduction of 475 basis points. During the fourth quarter of 2002 and the first quarter of 2003, the Federal Reserve reduced the Federal Funds rate down an additional 75 basis points, bringing the Federal Funds rate to its lowest level in 40 years.

        Despite sharply lower short-term rates, stimulus to the economy during 2003 was muted and consumer demand and business investment activity remained weak. During all of 2003 and substantially all of the six months ended June 30, 2004, the financial markets operated under historically low interest rates. As a result of these unusual conditions, Congress passed an economic stimulus plan in 2003. During the first six months of 2004, many economists believed the economy began to show signs of strengthening and at the end of the second quarter the Federal Reserve increased the short-term interest rate by 25 basis points. The Federal Reserve increased the short-term interest rate by an additional 25 basis points in August 2004. Many economists believe that the Federal Reserve will continue to increase rates during the remainder of 2004 and during most of 2005. The following discussion includes our analysis of the effect we anticipate these rising interest rates will have on our financial condition. However, no assurance can be given that the Federal Reserve will actually continue to raise interest rates or that the results we anticipate will actually occur.

Critical Accounting Policies

        We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2003, beginning on page F-7 of this prospectus.

        Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

        We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Summary

  Years ended December 31, 2003 and 2002

        Our net income was $1.0 million and $752,416 for the years ended December 31, 2003 and 2002, respectively. During 2003, our income was fully taxable, while in 2002, all of our income tax expense was offset by the utilization of net operating losses from the three years ended December 31, 2001. Net income before income tax expense was $1.6 million for the year ended December 31, 2003, an increase of $870,033, or 115.6%, compared to $752,416 for the year ended December 31, 2002.

        The $870,033 increase in net income resulted from a $1.4 million increase in net interest income, offset by a $98,567 decrease in other income and a $474,367 increase in noninterest expense. Our efficiency ratio was 59.04% and 65.22% for the years ended December 31, 2003 and 2002, respectively. We compute our efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio represents the percentage of one dollar of expense required to be incurred to earn a full dollar of revenue. For the year ended December 31, 2003, we spent on average $0.59 to earn each $1.00 of revenue.

        The $98,567 decrease in other income for the year ended December 31, 2003 compared to the year ended December 31, 2002 related to a $253,699 write-down on real estate owned. Excluding the $253,699 write-down on real estate owned, noninterest income would have increased from $520,251 for the year ended December 31, 2002 to $675,383 for the year ended December 31, 2003, an increase of 29.8%. We also recorded a provision for loan losses of $1.1 million for each of the years ended December 31, 2003 and 2002.

  Six months ended June 30, 2004 and 2003

        Our net income was $801,801 and $396,381 for the six months ended June 30, 2004 and 2003, respectively, an increase of $405,420, or 102.3%. Our income was fully taxable in both six month periods. The $405,420 increase in net income resulted primarily from increases of $1.1 million in net interest income and $131,793 in noninterest income. These increases were partly offset by $455,651 of additional noninterest expense, a $150,000 increase in provisions for loan losses, and a $248,491 increase in income tax expense. Our efficiency ratio continues to improve because we are earning more income without substantially increasing our overhead expenses. Our efficiency ratio was 54.35% and 61.96% for the six months ended June 30, 2004 and 2003, respectively.

Net Interest Income

        Our level of net interest income is determined by the level of earning assets and the management of our net interest margin. The continuous growth in our loan portfolio is the primary driver of the increase in net interest income. During the three years ended December 31, 2003, our loan portfolio had increased an average of $53.4 million per year. The growth in the first six months of 2004 was $38.3 million. We anticipate the growth in loans will continue to drive the growth in assets and the growth in net interest income. However, no assurance can be given that we will be able to continue to increase loans at the same levels we have experienced in the past.

        Our decision to grow the loan portfolio at the current pace created the need for a higher level of capital and the need to increase deposits and borrowings. This loan growth strategy also resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments. At June 30, 2004, loans represented 89.4% of total assets, while investments and federal funds sold represented 8.1% of total assets. While we plan to continue our focus on increasing the loan portfolio, as rates on investment securities begin to rise and additional capital and deposits are obtained, we also anticipate increasing the size of the investment portfolio.

        The historically low interest rate environment in the last three years allowed us to obtain short-term borrowings and wholesale certificates of deposit at rates that were lower than certificate of deposit rates being offered in our local market. Therefore, we decided not to begin our retail deposit expansion program until the end of 2004. This funding strategy allowed us to continue to operate in one location, maintain a smaller staff, and not incur marketing costs to advertise deposit rates, which in turn allowed us to focus on the fast growing loan portfolio. At June 30, 2004, retail deposits represented $106.9 million, or 39.1% of total assets, borrowings represented $81.2 million, or 29.7% of total assets, and wholesale out-of-market deposits represented $71.1 million, or 26.0% of total assets.

        In anticipation of rising interest rates, we are planning to open two retail deposit offices, one in the fourth quarter of 2004 and the other in the second quarter of 2005. We plan to focus our efforts at these two locations on obtaining low cost transaction accounts that are less affected by rising rates. Also, in anticipation of rising rates, during the first six months of 2004, we offered aggressive promotional rates on new checking accounts and new money market accounts. The promotional rates offered are 2.00% on checking accounts and 2.25% on money market accounts and are guaranteed until January 31, 2005. Based on prior experience, we anticipate the majority of these funds to be retained at the end of the promotion. Our goal is to increase both the percentage of assets being funded by "in market" retail deposits and to increase the percentage of low-cost transaction accounts to total deposits. No assurance can be given that these objectives will be achieved; however, we anticipate that the two additional retail deposit offices will assist us in meeting these objectives. We also anticipate the current deposit promotion and the opening of the two new offices will have a negative impact on earnings in the years ending 2004 and 2005. However, we believe that these two strategies will provide additional clients in our local market and will provide a lower alternative cost of funding in a higher or rising interest rate environment, which we believe will increase earnings in future periods.

        As more fully discussed in the "—Market Risk" and "—Liquidity and Interest Rate Sensitivity" sections below, at June 30, 2004, 68.0% of our loans had variable rates. Given our high percentage of rate-sensitive loans, our primary focus during the three years ended December 31, 2003 and for first six months of 2004 has been to obtain short-term liabilities to fund our asset growth. This strategy allows us to manage the impact on our earnings resulting from changes in market interest rates. At December 31, 2003, 83.4% of interest-bearing liabilities had a maturity of less than one year.

        Also in anticipation of rising rates, in May 2004 we converted a total of $25.0 million of short-term deposits and borrowings with a term of less than three months into $25.0 million of deposits and borrowings with a weighted average life of five years. As of June 30, 2004, 80.2% of interest-bearing liabilities had a maturity of less than one year. We believe that we are positioned to benefit from future increases in short-term rates. At June 30, 2004, we had $23.5 million more assets than liabilities that reprice within the next three months.

        We intend to maintain a capital level for the bank that exceeds the OCC requirements to be classified as a "well capitalized" bank. To provide the additional capital needed to support our bank's growth in assets, we issued $6.2 million in junior subordinated debentures in connection with our trust preferred securities offering, and we have borrowed $3.0 million under a short-term holding company line of credit.

        In addition to the growth in both assets and liabilities, and the timing of repricing of our assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities.

        Our net interest income for the three years ended December 31, 2003 and the six months ended June 30, 2004 increased because we had more interest-earning assets than interest-bearing liabilities. For the six months ended June 30, 2004 and year ended December 31, 2003, interest-earning assets exceeded interest-bearing liabilities by $7.0 million and $6.9 million, respectively. The estimated $2.3 million cost of the two additional retail offices will reduce the amount by which interest-earning assets exceed interest-bearing liabilities, but this will be more than offset by the net proceeds raised from this offering of common stock.

        During the three years ended December 31, 2003, and the six months ended June 30, 2004, our rates on both short-term or variable rate earning-assets and short-term or variable rate interest-bearing liabilities declined primarily as a result of the actions taken by the Federal Reserve to lower short-term rates.

        The impact of the Federal Reserve's actions resulted in a decline in both the yields on our variable rate assets and the rates that we paid for our short-term deposits and borrowings. Our net interest spread and net interest margins also declined since more of our rate sensitive assets repriced sooner than our rate sensitive liabilities during the three and one-half year period ending June 30, 2004. Our net interest margin for the years ended December 31, 2001, 2002, and 2003 was 3.43%, 3.30%, and 3.24%, respectively. Our net interest margin continued to decline in the first six months of 2004 to 3.15%.

        We anticipate that the 25 basis point increase in short-term rates at the end of the second quarter of 2004 will result in an increase in loan yields, while our $25.0 million of longer-term, higher interest deposits and borrowings will result in a higher cost of funds to us. Accordingly, we believe that our net interest margin may continue to decline until further action is taken by the Federal Reserve to increase short-term rates.

        We have included a number of unaudited tables to assist in our description of various measures of our financial performance. For example, the "Average Balances" tables show the average balance of each category of our assets and liabilities as well as the yield we earned or the rate we paid with respect to each category during 2003, 2002, and 2001 and during the first six months of 2004 and 2003. A review of these tables shows that our loans typically provide higher interest yields than do other types of interest-earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" tables help demonstrate the effect of changing interest rates and changing volume of assets and liabilities on our financial condition during the periods shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included tables to illustrate our interest rate sensitivity with respect to interest-earning accounts and interest-bearing accounts. Finally, we have included various tables that provide detail about our investment securities, our loans, our deposits, and other borrowings.

  Years Ended December 31, 2003, 2002, and 2001

        The following tables set forth information related to our average balance sheet, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the three years ended December 31, 2003, all investments were taxable. During the same period, we had no interest-bearing deposits in other banks or any securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. Nonaccrual loans are included in the following tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income on loans.

Average Balances, Income and Expenses, and Rates
For the Years Ended December 31,

	2003			2002			2001
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(In thousands)
Earning assets:
Federal funds sold	$1,676	$18	1.07%	$2,879	$50	1.74%	$3,716	$160	4.31%
Investment securities	12,498	517	4.14%	14,913	713	4.78%	15,456	963	6.23%
Loans	174,289	9,187	5.27%	123,261	7,390	6.00%	67,046	5,187	7.74%

Total earning-assets	188,463	9,722	5.16%	141,053	8,153	5.78%	86,218	6,310	7.32%

Nonearning assets	6,295			7,112			5,364

Total assets	$194,758			$148,165			$91,582

Interest-bearing liabilities:
NOW accounts	$30,105	$127	0.42%	$27,367	$261	0.95%	$12,559	$164	1.31%
Savings & money market	22,822	129	0.57%	22,811	316	1.39%	19,588	675	3.45%
Time deposits	90,585	2,511	2.77%	71,846	2,584	3.60%	42,982	2,405	5.60%

Total interest-bearing deposits	143,512	2,767	1.93%	122,024	3,161	2.59%	75,129	3,244	4.32%
FHLB advances	27,569	591	2.14%	7,090	216	3.05%	1,858	74	3.98%
Other borrowings	10,478	260	2.48%	5,293	115	2.17%	1,333	35	2.63%

Total interest-bearing liabilities	181,559	3,618	1.99%	134,407	3,492	2.60%	78,320	3,353	4.28%

Noninterest bearing liabilities	2,356			4,023			3,813
Shareholders' equity	10,843			9,735			9,449

Total liabilities and shareholders' equity	$194,758			$148,165			$91,582

Net interest spread			3.17%			3.18%			3.04%
Net interest income/margin		$6,104	3.24%		$4,661	3.30%		$2,957	3.43%

        Our net interest spread was 3.17% for the year ended December 31, 2003, compared to 3.18% for the year ended December 31, 2002 and 3.04% for the year ended December 31, 2001. The net interest spread is the difference between the yield we earn on our interest-earning assets and the rate we pay on our interest-bearing liabilities.

        The net interest margin is calculated as net interest income divided by average interest-earning assets. Our net interest margin for the period ended December 31, 2003 was 3.24%, compared to 3.30% for the year ended December 31, 2002 and 3.43% for the year ended December 31, 2001. During 2003, interest-earning assets averaged $188.5 million, compared to $141.1 million in 2002 and $86.2 million in 2001.

        The net interest spread and net interest margin declined during the three years ended December 31, 2003 as a result of the bank having more interest-earning assets than interest-bearing liabilities that repriced as market rates declined over the three year period.

        Net interest income, the largest component of our income, was $6.1 million, $4.7 million, and $3.0 million, for the years ended December 31, 2003, 2002, and 2001, respectively. The significant increase in both 2003 and 2002 related to the net effect of higher levels of both average earning assets and interest-bearing liabilities, offset by a slightly lower net interest margin. In 2003 and 2002, average earning assets increased $47.4 million and $54.8 million, respectively. During the same periods, average interest-bearing liabilities increased $47.2 million and $56.1 million, respectively.

        As previously discussed, our net interest margin for the years ended December 31, 2001, 2002, and 2003, was 3.43%, 3.30%, and 3.24%, respectively.

        The $1.4 million increase in net interest income for the year ended December 31, 2003 compared to the same period in 2002 resulted from a $1.6 million increase in net interest income offset by a $151,000 decrease in net interest income. The $1.7 million increase in net interest income for the year ended December 31, 2002 compared to the same period in 2001 resulted from a $1.9 million increase in net interest income offset by a $166,000 decrease in net interest income. The increases in net income were caused by higher average earning assets and interest-bearing liabilities. The decreases in net interest income were caused by the lower net interest margin.

        Interest income for the year ended December 31, 2003 was $9.7 million, consisting of $9.2 million on loans, $517,005 on investments, and $18,171 on federal funds sold. Interest income for 2002 was $8.2 million, consisting of $7.4 million on loans, $712,699 on investments, and $49,929 on federal funds sold. Interest on loans for the years ended December 31, 2003 and 2002 represented 94.5% and 90.6%, respectively, of total interest income, while income from investments and federal funds sold represented 5.5% and 9.4% of total interest income for the years ended December 31, 2003 and 2002, respectively. The high percentage of interest income from loans related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 92.5% and 87.4% of average interest-earning assets for the years ended December 31, 2003 and 2002, respectively. Included in interest income on loans for the years ended December 31, 2003 and 2002 was $349,887 and $294,744, respectively, related to the net amortization of loan fees and capitalized loan origination costs.

        Interest expense for the year ended December 31, 2003 was $3.6 million, consisting of $2.8 million related to deposits and $850,989 related to borrowings. Interest expense for the year ended December 31, 2002 was $3.5 million, consisting of $3.2 million related to deposits and $331,620 related to borrowings. Interest expense on deposits for the years ended December 31, 2003 and 2002 represented 76.5% and 90.5%, respectively, of total interest expense, while interest expense on borrowings represented 23.5% and 9.5%, respectively, of total interest expense. The decrease in interest expense on deposits and the increase in interest on borrowings during the year ended December 31, 2003 resulted from our decision to delay our retail deposit office expansion program and instead utilize additional borrowings from both the FHLB, and from the sale of securities under agreements to repurchase with brokers. During the year ended December 31, 2003, average deposits were higher by $21.5 million than for the same period 2002, while other borrowings during the year ended December 31, 2003 were $25.7 million higher than for the same period in 2002.

        During the year ended December 31, 2003, we were able to pledge additional collateral to the FHLB, allowing us the ability to increase our FHLB borrowings. Both the short-term borrowings related to the sale of securities under agreements to repurchase and the FHLB advances provide us with the opportunity to obtain low cost funding with various maturities similar to the maturities on our loans and investments.

  Six months ended June 30, 2004 and 2003

        The following tables set forth information related to our average balance sheets, average yields on assets, and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. During the six months ended June 30, 2004 and 2003, all investments were taxable. During the same period, we had no interest-bearing deposits in other banks or any securities purchased with agreements to resell. All investments were owned at an original maturity of over one year. Nonaccrual loans are included in the following tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income on loans.

Average Balances, Income and Expenses, and Rates

	For the Six Months Ended June 30,
	2004			2003
	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income Expense	Yield/ Rate(1)
	(In thousands)
Earning assets:
Federal funds sold	$2,032	$9	0.89%	$1,953	$12	1.24%
Investment securities	20,824	445	4.30%	10,274	199	3.91%
Loans	225,469	5,688	5.07%	159,722	4,308	5.44%

Total earning-assets	248,325	6,142	4.97%	171,949	4,519	5.30%

Non-earning assets	6,981			6,306

Total assets	$255,306			$178,255

Interest-bearing liabilities:
NOW accounts	$35,980	$122	0.68%	$28,248	$59	0.42%
Savings & money market	33,486	202	1.21%	20,712	62	0.60%
Time deposits	103,489	1,244	2.42%	85,908	1,291	3.03%

Total interest-bearing deposits	172,955	1,568	1.82%	134,868	1,412	2.11%
FHLB advances	46,988	446	1.91%	23,646	266	2.27%
Other borrowings	21,430	235	2.21%	6,739	75	2.24%

Total interest-bearing liabilities	241,373	2,249	1.87%	165,253	1,753	2.17%

Non-interest bearing liabilities	2,369			2,375
Shareholders' equity	11,564			10,627

Total liabilities and shareholders' equity	$255,306			$178,255

Net interest spread			3.10%			3.13%
Net interest income/margin		$3,893	3.15%		$2,766	3.24%

(1)
Annualized for the six-month period.

        Our net interest spread was 3.10% for the six months ended June 30, 2004, compared to 3.13% for the six months ended June 30, 2003.

        Our net interest margin for the period ended June 30, 2004 was 3.15%, compared to 3.24% for the six months ended June 30, 2003. During the first six months of 2004, earning assets averaged $248.3 million, compared to $171.9 million in the first six months of 2003.

        The lower rate on loans for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 resulted primarily from a reduction of 25 basis points in the second quarter of 2003. The deposit and borrowing cost did not decline as much as the reduction in the rates earned on interest-earning assets because of our decision to aggressively market interest-bearing transaction accounts by paying an above market rate. Also, we extended the maturity dates on various jumbo time deposits and FHLB advances. These decisions were intended to compensate for anticipated higher rates in the future.

        Net interest income, the largest component of our income, was $3.9 million and $2.8 million for the six months ended June 30, 2004 and 2003, respectively. The significant increase in 2004 related to higher levels of both average earning assets and interest-bearing liabilities, offset by a slightly lower net interest margin. Average earning assets increased $76.4 million during the six months ended June 30, 2004 compared to the same period in 2003.

        As previously discussed, our net interest margin for the six months ended June 30, 2004 and 2003, was 3.15% and 3.24%, respectively.

        The $1.1 million increase in net interest income for the six months ended June 30, 2004 compared to the same period in 2003 resulted from a $1.2 million increase in net income offset by a $37,000 decrease in net interest income. The increase in net income related to higher average earning assets and interest-bearing liabilities. The decrease in net interest income was related to the lower net interest margin.

        Interest income for the six months ended June 30, 2004 was $6.1 million, consisting of $5.7 million on loans, $445,178 on investments, and $9,293 on federal funds sold. Interest income for the six months ended June 30, 2003 was $4.5 million, consisting of $4.3 million on loans, $199,113 on investments, and $11,668 on federal funds sold. Interest on loans for the six months ended June 30, 2004 and 2003 represented 92.6% and 95.3%, respectively, of total interest income, while income from investments and federal funds sold represented only 7.4% and 4.7% of total interest income. The high percentage of interest income from loans was related to our strategy to maintain a significant portion of our assets in higher earning loans compared to lower yielding investments. Average loans represented 90.8% and 92.9% of average interest-earning assets for the six months ended June 30, 2004 and 2003, respectively. Included in interest income on loans for the six months ended June 30, 2004 and 2003, was $232,319 and $179,933, respectively, related to the net amortization of loan fees and capitalized loan origination costs.

        Interest expense for the six months ended June 30, 2004 was $2.2 million, consisting of $1.6 million related to deposits and $681,219 related to borrowings. Interest expense for the six months ended June 30, 2003 was $1.8 million, consisting of $1.4 million related to deposits and $340,394 related to borrowings. Interest expense on deposits for the six months ended June 30, 2004 and 2003 represented 69.7% and 80.6%, respectively, of total interest expense, while interest expense on borrowings represented 30.3% and 19.4%, respectively, of total interest expense for the six months ended June 30, 2004 and 2003. The lower percentage of interest expense on deposits and the higher percentage of interest on borrowings for the six months ended June 30, 2004 compared to the six months ended June 30, 2003 resulted from our decisions to delay our retail deposit office expansion program and instead utilize additional borrowings from the FHLB, and from the sale of securities under agreements to repurchase with brokers. During the six months ended June 30, 2004, average interest-bearing deposits increased by $38.1 million over the same period in 2003, while other borrowing during the six months ended June 30, 2004 increased $38.0 million over the same period in 2003.

        During the six months ended June 30, 2004, we were able to pledge additional collateral to the FHLB, allowing us the ability to increase our FHLB borrowings.

Rate/Volume Analysis

        Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following tables set forth the effect which the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented.

	Years Ended
	December 31, 2003 vs. 2002				December 31, 2002 vs. 2001
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)
Interest income
Loans	$3,059	$(893)	$(370)	$1,796	$4,349	$(1,167)	$(979)	$2,203
Investment securities	(115)	(96)	16	(195)	(34)	(224)	8	(250)
Federal funds sold	(21)	(19)	8	(32)	(36)	(96)	22	(110)

Total interest income	2,923	(1,008)	(346)	1,569	4,279	(1,487)	(949)	1,843

Interest expense
Deposits	557	(808)	(142)	(393)	2,025	(1,298)	(810)	(83)
FHLB advances	624	(64)	(185)	375	208	(17)	(49)	142
Other borrowings	114	15	15	144	104	(6)	(17)	81

Total interest expense	1,295	(857)	(312)	126	2,337	(1,321)	(876)	140

Net interest income	$1,628	$(151)	$(34)	$1,443	$1,942	$(166)	$(73)	$1,703

	Six Months Ended
	June 30, 2004 vs. 2003				June 30, 2003 vs. 2002
	Increase (Decrease) Due to				Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)
Interest income
Loans	$1,783	$(291)	$(112)	$1,380	$1,515	$(363)	$(166)	$986
Investment securities	205	20	21	246	(106)	(90)	26	(170)
Federal funds sold	—	(3)	—	(3)	(19)	(11)	6	(24)

Total interest income	1,988	(274)	(91)	1,623	1,390	(464)	(134)	792

Interest expense
Deposits	401	(194)	(51)	156	270	(402)	(67)	(199)
FHLB advances	264	(42)	(42)	180	374	(36)	(157)	181
Other borrowings	164	(1)	(3)	160	45	(2)	(2)	41

Total interest expense	829	(237)	(96)	496	689	(440)	(226)	23

Net interest income	$1,159	$(37)	$5	$1,127	$701	$(24)	$92	$769

Provision for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged as an expense on our statement of income. We review our loan portfolio periodically to evaluate our outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses. Please see the discussion below under "—Balance Sheet Review—Provision and Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

  Years ended December 31, 2003 and 2002

        Included in the statement of income for the years ended December 31, 2003 and 2002 is a noncash expense related to the provision for loan losses of $1.1 million in each year. The additional $1.1 million provision added to our allowance for loan losses in each of 2003 and in 2002 resulted in a net increase in the allowance for loan losses of $881,001 for the year ended December 31, 2003 and $631,902 for the year ended December 31, 2002. The allowance for loan losses did not increase by the entire $1.1 million provision expense for loan losses because we reported net charge-offs of $168,999 and $418,098 for the years ended December 31, 2003 and 2002, respectively. The $168,999 net charge-offs during 2003 represented 0.10% of the average outstanding loans portfolio for the year ended December 31, 2003. The $418,098 net charge-offs during 2002 represented 0.34% of the average outstanding loan portfolio for the year ended December 31, 2002. The $881,001 and the $631,902 increases in the allowance for the years ended December 31, 2003 and 2002, respectively, related to our decision to increase the allowance in response to the $58.9 million and the $53.4 million growth in loans for the years ended December 31, 2003 and 2002, respectively. The loan loss reserve was $2.7 million and $1.8 million as of December 31, 2003 and 2002, respectively. The allowance for loan losses as a percentage of gross loans was 1.30% at December 31, 2003 and 1.22% at December 31, 2002, while the percentage of nonperforming loans to gross loans was 0.21% and 0.08% at December 31, 2003 and 2002, respectively.

  Six months ended June 30, 2004 and 2003

        For the six months ended June 30, 2004 and 2003, there was a noncash expense related to the provision for loan losses of $650,000 and $500,000, respectively. The additional provisions added to our allowance for loan losses in the six months ended June 30, 2004 and 2003 resulted in a net increase in the allowance for loan losses of $470,480 in the six months ended June 30, 2004 and $489,225 in the six months ended June 30, 2003. The allowance for loan losses did not increase by the entire amount of the provisions for loan losses because we reported net charge-offs of $179,520 and $10,775 for the six months ended June 30, 2004 and 2003, respectively. The $179,520 net charge-offs during the first six months of 2004, represented 0.08% of the average outstanding loans portfolio for the six months ended June 30, 2004. The $10,775 net charge-offs during the first six months of 2003 represented 0.01% of the average outstanding loan portfolio for the six months ended June 30, 2003. The $470,480 and the $489,225 increases in the allowance for the six months ended June 30, 2004 and 2003, respectively, related to our decision to increase the allowance in response to the $38.8 million and the $26.0 million growth in loans for the six months ended June 30, 2004 and 2003, respectively. The loan loss reserve was $3.2 million and $2.3 million as of June 30, 2004 and 2003, respectively. The allowance for loan losses as a percentage of gross loans was 1.28% at June 30, 2004 and 1.32% at June 30, 2003, while the percentage of nonperforming loans to gross loans was 0.18% and 0.14% at June 30, 2004 and 2003, respectively.

        We expect that our net income will continue to be negatively affected by larger than normal provisions for loan losses as we continue to focus on growing our loan portfolio. During the years ended December 31, 2003 and 2002 and the six months ended June 30, 2004, 83.9%, 60.2%, and 72.5%, respectively, of the provision for loan losses was related primarily to the growth in loans, with only 16.1%, 39.8%, and 27.5%, respectively, related to net charge-offs. If the quality of the loan portfolio declines or a higher percentage of the portfolio is charged-off, additional provisions may be required.

Noninterest Income

        The following tables set forth information related to our noninterest income.

	Six months ended June 30,		Years ended December 31,
	2004	2003	2003	2002
Loan fee income	$66,824	$103,666	$183,932	$155,401
Service fees on deposits	139,728	123,296	251,938	182,667
Write-down on real estate owned	—	(100,000)	(253,699)	—
Other income	156,348	104,145	239,513	182,183

Total noninterest income	$362,900	$231,107	$421,684	$520,251

  Years ended December 31, 2003 and 2002

        Noninterest income for the year ended December 31, 2003 was $421,684, a decrease of $98,567 compared to noninterest income of $520,251 during the same period in 2002. During 2003, we incurred a $253,699 write-down on real estate that was previously acquired in foreclosure and was sold in December 2003. Excluding the $253,699 loss on real estate owned, noninterest income from loan and service fees and other noninterest income increased $155,132, or 29.8%, from 2002.

        Loan fees consist primarily of late charge fees and mortgage origination fees we receive on residential loans funded and closed by a third party. Loan fees were $183,932 and $155,401 for the years ended December 31, 2003 and 2002, respectively. The additional $28,531 related primarily to the increase in late charges that resulted from our larger loan portfolio in 2003 compared to 2002. We received $107,058 of mortgage origination fees in 2003 compared to $102,554 in 2002. We anticipate that the level of mortgage origination fees will decrease as the mortgage refinancing business declines due to higher mortgage rates currently being offered.

        Service fees on deposits consist primarily of service charges on our checking, money market, and savings accounts and the fee income received from client non-sufficient funds ("NSF") transactions. Deposit fees were $251,938 and $182,667 for the years ended December 31, 2003 and 2002, respectively. The additional $69,271 of income related to both higher service charges and an increase in NSF transactions which resulted from the larger number of client accounts. NSF income was $160,260 and $121,112 for the years ended December 31, 2003 and 2002, respectively, representing 63.6% of total service fees on deposits in 2003 compared to 66.3% of total service fees on deposits in 2002.

        Other income consists primarily of fees received on debit and credit card transactions, income from sales of checks, and the fees received on wire transfers. Other income was $239,513 and $182,183 for the years ended December 31, 2003 and 2002, respectively. The $57,330 increase resulted from an increase in the volume of ATM transactions for which we receive fees. The ATM transaction fees were $213,844 and $158,292 for the years ended December 31, 2003 and 2002, respectively. The ATM transaction fees represented 89.3% and 86.9% of total other income for the years ended December 31, 2003 and 2002, respectively. Included in noninterest outside service expense was $201,970 and $152,563 related to corresponding transaction costs associated with ATM transaction fees for the years ended December 31, 2003 and 2002, respectively. The net impact of the fees received and the related cost of the ATM transactions on earnings for the years ended December 31, 2003 and 2002 was $11,874 and $5,724, respectively.

  Six months ended June 30, 2004 and 2003

        Noninterest income in the first six months of 2004 was $362,900, an increase of 57.0% over noninterest income of $231,107 in the same period of 2003. Noninterest income in the six months ended June 30, 2003 was reduced by a $100,000 write-down on real estate owned. Excluding the 2003 write-down, noninterest income increased $31,793, or 9.6%, for the first six months of 2004 compared to the same period in 2003.

        Loan fees were $66,824 and $103,666 for the six months ended June 30, 2004 and June 30, 2003, respectively. The $36,842 decrease related primarily to the lower amount of mortgage origination fees that we received in the six months ended June 30, 2004 compared to the six months ended June 30, 2003. Mortgage origination fees were $3,423 and $63,623 for the six months ended June 30, 2004 and 2003, respectively. The reduction related to the significant decline in volume of residential mortgage refinancing in the first six months of 2004 compared to the same period in 2003. We received $31,721 in fees on lines of credit in the first six months of 2004 compared to $15,602 in the first six months of 2003. Late charge fees were $31,680 and $24,442 for the six months ended June 30, 2004 and 2003, respectively. The increase in late charges related to our larger loan portfolio in 2004 compared to 2003.

        Deposit fees were $139,728 and $123,296 for the six months ended June 30, 2004 and 2003, respectively. The additional $16,432 of income related to both higher service charges and an increase of NSF transactions resulting from the larger number of client accounts. NSF income was $84,955 and $77,490 for the six months ended June 30, 2004 and 2003, respectively, representing 60.8% of total service fees on deposits in the 2004 period compared to 62.8% of total service fees on deposits in the 2003 period.

        Other income was $156,348 and $104,145 for the six months ended June 30, 2004 and 2003, respectively. The $52,203 increase resulted primarily from an increase in the volume of ATM transactions for which we receive fees. ATM transaction fees were $140,141 and $90,336 for the six months ended June 30, 2004 and 2003, respectively. ATM transaction fees represented 89.6% and 86.7% of total other income for the six months ended June 30, 2004 and 2003, respectively. Included in noninterest outside service expense was $123,860 and $90,277 related to corresponding transaction costs associated with ATM transaction fees for the six months ended June 30, 2004 and 2003, respectively. The net impact of the fees received and the related cost of the ATM transactions on earnings for the years ended December 31, 2003 and 2002 was $16,281 and $59, respectively.

Noninterest expenses

        The following tables set forth information related to our noninterest expenses.

	Six months ended June 30,		Years ended December 31,
	2004	2003	2003	2002
Compensation and benefits	$1,199,522	$967,842	$1,983,204	$1,768,878
Professional fees	99,815	74,559	175,126	153,257
Marketing	125,958	78,745	159,486	123,553
Insurance	61,662	53,265	110,219	93,282
Occupancy	289,899	299,362	587,992	587,783
Data processing and related costs	396,775	287,530	625,779	473,577
Telephone	13,306	11,187	22,097	23,674
Other	126,159	84,955	188,946	154,478

Total noninterest expense	$2,313,096	$1,857,445	$3,852,849	$3,378,482

  Years ended December 31, 2003 and 2002

        We incurred noninterest expenses of $3.9 million for the year ended December 31, 2003, compared to $3.4 million for the year ended December 31, 2002. Average interest-earning assets increased 33.6% during this period, while general and administrative expense increased by only 14.0%.

        The $214,326 increase in compensation and benefits and $152,202 increase in additional data processing and related costs accounted for 77.3% of the $474,367 increase in noninterest expense for the year ended December 31, 2003 compared to the same period in 2002. The remaining $107,839 increase resulted primarily from increases of $21,869 in professional fees, $35,933 in marketing costs, $16,937 in insurance expenses, and $34,468 in other expenses. A significant portion of the increase in professional fees related to additional audit expenses. The increase in marketing expenses related to expanding our market awareness in the Greenville market, while a significant portion of the increase in other expenses was due to increased costs of postage and office supplies, additional staff education and training, and higher dues and subscription costs.

        Occupancy expense, which represented 15.3% and 17.4% of total noninterest expense for the years ended December 31, 2003 and 2002, respectively, remained virtually unchanged. Occupancy expense was $587,992 and $587,783 for the years ended December 31, 2003 and 2002, respectively.

  Six months ended June 30, 2004 and 2003

        We incurred noninterest expenses of $2.3 million for the six months ended June 30, 2004 compared to $1.9 million for the six months ended June 30, 2003. Average interest-earning assets increased 44.4% during this period, while general and administrative expense increased only 24.5%.

        The $231,680 increase in compensation and benefits and $109,245 in additional data processing and related costs accounted for 74.8% of the $455,651 increase in noninterest expense for the six months ended June 30, 2004 compared to the same period in 2003. The remaining $114,726 increase resulted primarily from increases of $25,256 in professional fees, $47,213 in marketing costs, and $41,204 in other expenses. A significant portion of the increase in professional fees related to additional audit expenses. The increase in marketing expenses related to expanding our market awareness in the Greenville market, while a significant portion of the increase in other expenses was due to increased costs of postage and office supplies, additional staff education and training, and higher dues and subscription costs.

        Occupancy expense, which represented 12.5% and 16.1% of total noninterest expense for the six months ended June 30, 2004 and 2003, respectively, remained virtually unchanged. Occupancy expense was $289,899 and $299,362 for the six months ended June 30, 2004 and 2003, respectively.

        The following tables set forth information related to our compensation and benefits.

	Six months ended June 30,		Years ended December 31,
	2004	2003	2003	2002
Base compensation	$811,087	$687,313	$1,396,373	$1,272,785
Incentive compensation	270,000	182,000	420,000	352,000

Total compensation	1,081,087	869,313	1,816,373	1,624,785
Benefits	179,095	156,104	285,941	245,263
Capitalized loan origination costs	(60,660)	(57,575)	(119,110)	(101,170)

Total compensation and benefits	$1,199,522	$967,842	$1,983,204	$1,768,878

  Years Ended December 31, 2003 and 2002

        Compensation and benefits expense was $2.0 million and $1.8 million for the years ended December 31, 2003 and 2002, respectively. Compensation and benefits represented 51.5% and 52.4% of our total noninterest expense for the years ended December 31, 2003 and 2002, respectively. The $214,326 increase in compensation and benefits expense in 2003 compared to 2002 resulted from increases of $123,588 in base compensation, $68,000 in additional incentive compensation, and $40,676 in higher benefits costs, offset by an increase of $17,940 in loan origination compensation expense, which is required to be capitalized and amortized over the life of the loans as a reduction of loan interest income.

        The $123,588 increase in base compensation expense related to the cost of two additional employees as well as annual salary increases. Incentive compensation represented 21.2% and 19.9% of total compensation for the years ended December 31, 2003 and 2002, respectively. Approximately 33.4% of the total pay for the seven highest compensated officers was earned and accrued in the form of incentive compensation because we believe that a significant portion of the compensation for our officers should be tied to their level of performance. Benefits expense increased $40,676 in the year ended December 31, 2003 compared to the year ended December 31, 2002. Benefits expense represented 15.7% and 15.1% of the total compensation for the years ended December 31, 2003 and 2002, respectively.

  Six Months Ended June 30, 2004 and 2003

        Compensation and benefits expense was $1.2 million and $967,842 for the six months ended June 30, 2004 and 2003, respectively. Compensation and benefits represented 51.9% and 52.1% of our total noninterest expense for the six months ended June 30, 2004 and 2003, respectively. The $231,680 increase in compensation and benefits in the first six months of 2004 compared to the same period in 2003 resulted from increases of $123,774 in base compensation, $88,000 in additional incentive compensation, and $22,991 in higher benefits costs, offset by an increase of $3,085 in loan origination compensation expense, which is required to be capitalized and amortized over the life of the loan as a reduction of loan interest income.

        The $123,774 increase in base compensation expense related to the cost of two additional employees as well as annual salary increases. Incentive compensation represented 22.5% and 18.8% of total compensation for the six months ended June 30, 2004 and 2003, respectively. The incentive compensation expense recorded for the first six months of 2004 and 2003 represented an accrual of the portion of the estimated incentive compensation earned during the first six months of the respective year. Benefits expense increased $22,991 in the first six months of 2004 compared to the same period in 2003. Benefits expense represented 16.6% and 18.0% of the total compensation for the six months ended June 30, 2004 and 2003, respectively.

        The following tables set forth information related to our data processing and related costs.

	Six months ended June 30,		Years ended December 31,
	2004	2003	2003	2002
Data processing costs	$204,348	$134,093	$292,526	$208,943
ATM transaction expense	123,860	90,277	201,970	152,563
Courier expense	36,023	28,699	61,826	52,209
Other expenses	32,544	34,461	69,457	59,862

Total data processing and related costs	$396,775	$287,530	$625,779	$473,577

        Data processing and related costs were $625,729 and $473,577 for the years ended December 31, 2003 and 2002, respectively. During the first six months of 2004 and the same period of 2003, our data processing and related costs were $396,775 and $287,530, respectively.

        During the year ended December 31, 2003, our data processing costs for our core processing system were $292,526 compared to $208,943 for the year ended December 31, 2002. We have contracted with an outside computer service company to provide our core data processing services. During the six months ended June 30, 2004 and 2003, the data processing costs were $204,348 and $134,093, respectively.

        Data processing costs increased $83,583, or 40.0%, for the year ended December 31, 2003 compared to the same period in 2002. For the six months ended June 30, 2004, data processing costs increased $70,255, or 52.4%, compared to the same period in 2003. The increases in costs were caused by the higher number of loan and deposit accounts. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

        We receive ATM transaction income from transactions performed by our clients. Since we also outsource this service, we are charged related transaction fees from our ATM service provider. ATM transaction expense was $201,970 and $152,563 for the years ended December 31, 2003 and 2002, respectively. During the first six months of 2004 and the same period of 2003, the ATM transaction expense was $123,860 and $90,277, respectively. The increases in each period related to the higher transaction volume during the respective periods.

        Income tax expense was $616,534 for the year ended December 31, 2003. We recorded no income tax expense in 2002. For the six months ended June 30, 2004, income tax expense was $491,433 compared to $242,942 during the same period of 2003. The increase related to the higher level of income before taxes.

Balance Sheet Review

General

        At December 31, 2003, we had total assets of $230.8 million, consisting principally of $206.1 million in loans, $15.8 million in investments, $2.8 million in federal funds sold, and $4.1 million in cash and due from banks. Our liabilities at December 31, 2003 totaled $219.7 million, consisting principally of $169.0 million in deposits, $32.5 million in FHLB advances, $9.3 million of short-term borrowings, and $6.2 million of junior subordinated debentures. At December 31, 2003, our shareholders' equity was $11.2 million.

        At June 30, 2004, we had total assets of $273.4 million, consisting principally of $244.4 million in loans, $20.9 million in investments, $1.4 million in federal funds sold, and $2.6 million in cash and due from banks. Our liabilities at June 30, 2004 totaled $261.5 million, which consisted principally of $178.0 million in deposits, $58.4 million in FHLB advances, $16.6 million in short-term borrowings, and $6.2 million in junior subordinated debentures. At June 30, 2004, our shareholders' equity was $11.9 million.

Federal Funds Sold

        At December 31, 2003, our $2.8 million in short-term investments in federal funds sold on an overnight basis comprised 1.2% of total assets, compared to $41,736, or 0.02% of total assets, at December 31, 2002. At June 30, 2004, our federal funds sold were $1.4 million, or 0.5% of total assets. As a result of the historically low yields paid for federal funds sold during the last two and one-half years, we have maintained a lower than normal level of federal funds.

Investments

        At December 31, 2003, the $15.8 million in our investment securities portfolio represented approximately 6.8% of our total assets. We held U.S. Government agency securities and mortgage-backed securities with a fair value of $15.7 million and an amortized cost of $15.6 million for an unrealized gain of $74,000. As a result of the strong growth in our loan portfolio and the historical low fixed rates that were available during the last two and one-half years, we have maintained a lower than normal level of investments. As rates on investment securities rise and additional capital and deposits are obtained, we anticipate increasing the size of the investment portfolio.

        Contractual maturities and yields on our investments at December 31, 2003 are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 2003, we had no securities with a maturity of less than one year or more than 10 years.

	One to Five Years		Five to Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Government/Government sponsored agency	$1,098	5.34%	$—	—	$1,098	5.34%
Mortgage-backed securities	—	—	2,531	3.40%	2,531	3.40%

Total	$1,098	5.34%	$2,531	3.40%	$3,629	4.30%

Held to Maturity
Mortgage-backed securities	$—	—%	$9,834	4.70%	$9,834	4.70%

        At December 31, 2003, our investments included securities issued by Federal Home Loan Bank, Federal Home Loan Mortgage Corporation, and Federal National Mortgage Association with carrying values of $1.1 million, $354,067, and $12.0 million, respectively.

        Other investments at December 31, 2003 consisted of Federal Reserve Bank stock with a cost of $485,150, an investment in Greenville First Statutory Trust I of $186,000, and Federal Home Loan Bank stock with a cost of $1.6 million. At December 31, 2002, we owned Federal Reserve Bank stock with a cost of $255,000 and Federal Home Loan Bank stock with a cost of $650,000. At December 31, 2001, we owned Federal Reserve Bank stock with a cost of $255,000 and Federal Home Loan Bank stock with a cost of $300,000.

        At June 30, 2004, the $20.9 million in our investment securities portfolio represented approximately 7.6% of our total assets. We held U.S. Government agency securities and mortgage-backed securities with a fair value of $16.7 million and an amortized cost of $17.2 million for an unrealized loss of $513,547.

        Contractual maturities and yields on our investments that are available for sale and are held to maturity at June 30, 2004 are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. At June 30, 2004, we had no securities with a maturity of less than one year or more than 10 years.

	One to Five Years		Five to Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale
U.S. Government/Government sponsored agencies	$1,062	5.40%	$—	—	$1,062	5.40%
Mortgage-backed securities	—	—	2,017	3.40%	2,017	3.40%

Total	$1,062	5.40%	$2,017	3.40%	$3,079	4.09%

Held to Maturity
Mortgage-backed securities	—	—%	$14,215	4.25%	$14,215	4.25%

        At June 30, 2004, our investments included securities issued by Federal Home Loan Bank, Federal Home Loan Mortgage Corporation, and Federal National Mortgage Association with carrying values of $1.1 million, $5.4 million, and $10.8 million, respectively.

        The amortized costs and the fair value of our investments at June 30, 2004 and December 31, 2003, 2002, and 2001 are shown in the following table.

	June 30, 2004		December 31, 2003		December 31, 2002		December 31, 2001
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available for Sale
U.S. Government/government sponsored agencies	$1,018	$1,062	$1,022	$1,098	$9,641	$9,784	$17,460	$17,653
Mortgage-backed securities	2,017	2,017	2,460	2,531	4,727	4,808	260	260

Total	3,035	3,079	3,482	3,629	14,368	14,592	17,720	17,913

Held to Maturity
Mortgage-backed securities	$14,215	$13,658	$9,834	$9,761	$—	$—	$—	$—

        Other investments totaled $3.6 million, $2.3 million, and $905,000 at June 30, 2004, December 31, 2003, and December 31, 2002, respectively. Other investments at June 30, 2004 consisted of Federal Reserve Bank stock with a cost of $485,150, an investment in Greenville First Statutory Trust I of $186,000, and Federal Home Loan Bank stock with a cost of $2.9 million.

Loans

        Since loans typically provide higher interest yields than other types of interest-earning assets, a substantial percentage of our earning assets are invested in our loan portfolio. Average loans for the years ended December 31, 2003 and 2002 were $174.3 million and $123.3 million, respectively. Before allowance for loan losses, total loans outstanding at December 31, 2003 and 2002 were $208.8 million and $149.9 million, respectively.

        For the six months ended June 30, 2004 and 2003, average loans were $225.5 million and $159.7 million, respectively. Before allowance for loan losses, total loans outstanding at June 30, 2004 were $247.6 million.

        The principal component of our loan portfolio is loans secured by real estate mortgages. Most of our real estate loans are secured by residential or commercial property. We do not generally originate traditional long term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

        The following table summarizes the composition of our loan portfolio at December 31, 2003, 2002, 2001, and 2000. We had no outstanding loans at December 31, 1999.

	2003		2002		2001		2000
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(Dollars in thousands)
Real Estate:
Commercial
Owner Occupied	$39,301	18.82%	$22,653	15.11%	$16,533	17.13%	$5,589	11.99%
Nonowner occupied	53,898	25.82	43,077	28.74	22,813	23.63	13,435	28.81
Construction	10,878	5.21	4,008	2.67	8,292	8.59	2,422	5.20

Total commercial real estate	104,077	49.85%	69,738	46.52%	47,638	49.35%	21,446	46.00%

Consumer
Residential	35,823	17.16%	25,500	17.01%	12,899	13.36%	6,367	13.66%
Home equity	24,278	11.63	18,069	12.05	8,937	9.26	4,695	10.07
Construction	4,365	2.09	4,200	2.80	3,972	4.11	1,971	4.22

Total consumer real estate	64,466	30.88%	47,769	31.86%	25,808	26.73%	13,033	27.95%

Total real estate	168,543	80.73%	117,507	78.38%	73,446	76.08%	34,479	73.95%
Commercial business	36,107	17.29%	28,192	18.81%	20,529	21.27%	9,283	19.91%
Consumer—other	4,662	2.23	4,591	3.06	2,813	2.91	2,971	6.37
Deferred origination fees, net	(530)	(0.25)	(387)	(0.26)	(256)	(0.26)	(108)	(0.23)

Total gross loans, net of deferred fees	208,782	100%	149,903	100%	96,532	100%	46,625	100%

Less—allowance for loan losses	(2,705)		(1,824)		(1,192)		(600)

Total loans, net	$206,077		$148,079		$95,340		$46,025

        The following table summarizes the composition of our loan portfolio at June 30, 2004 and December 31, 2003.

	June 30, 2004		December 31, 2003
	Amount	% of Total	Amount	% of Total
	(In thousands)
Real estate:
Commercial
Owner occupied	$39,935	16.13%	$39,301	18.82%
Non-owner occupied	64,888	26.21	53,898	25.82
Construction	17,817	7.20	10,878	5.21

Total commercial real estate	122,640	49.54%	104,077	49.85%

Consumer
Residential	41,173	16.63%	35,823	17.16%
Home equity	30,880	12.47	24,278	11.63
Construction	5,544	2.24	4,365	2.09

Total consumer real estate	77,597	31.34%	64,466	30.88%

Total real estate	200,237	80.88%	168,543	80.73%

Commercial business	42,272	17.07%	36,107	17.29%
Consumer—other	5,667	2.29	4,662	2.23
Deferred origination fees, net	(593)	(0.24)	(530)	(0.25)

Total gross loans, net of deferred fees	247,583	100%	208,782	100%

Less—allowance for loan losses	(3,176)		(2,705)

Total loans, net	$244,407		$206,077

Maturities and Sensitivity of Loans to Changes in Interest Rates

        The information in the following tables is based on the contractual maturities of individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

        The following table summarizes the loan maturity distribution by type and related interest rate characteristics at December 31, 2003.

	One year or less	After one but within five years	After five years	Total
	(In thousands)
Real estate—mortgage	$21,466	$122,731	$9,102	$153,299
Real estate—construction	6,752	5,152	3,340	15,244

Total real estate	28,218	127,883	12,442	168,543
Commercial business	21,296	14,799	12	36,107
Consumer—other	2,103	2,007	552	4,662
Deferred origination fees, net	(95)	(397)	(38)	(530)

Total gross loans, net of deferred fees	$51,522	$144,292	$12,968	$208,782

Loans maturing after one year with:
Fixed interest rates				$51,437
Floating interest rates				$105,823

        The following table summarizes the loan maturity distribution by type and related interest rate characteristics at June 30, 2004.

	One year or less	After one but within five years	After five years	Total
	(In thousands)
Real estate—mortgage	$25,510	$131,354	$20,012	$176,876
Real estate—construction	7,973	6,720	8,668	23,361

Total real estate	33,483	138,074	28,680	200,237
Commercial business	25,087	17,143	42	42,272
Consumer—other	2,956	2,429	282	5,667
Deferred origination fees, net	(112)	(400)	(81)	(593)

Total gross loans, net of deferred fees	$61,414	$157,246	$28,923	$247,583

Loans maturing after one year with:
Fixed interest rates				$59,016
Floating interest rates				$127,153

Provision and Allowance for Loan Losses

        We have established an allowance for loan losses through a provision for loan losses charged to expense on our statement of income. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons. Due to our limited operating history, the provision for loan losses has been made primarily as a result of our assessment of general loan loss risk compared to banks of similar size and maturity. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

        The following table summarizes the activity related to our allowance for loan losses for the years ended December 31, 2000 through 2003. We had no loans nor any allowance in the year ended December 31, 1999.

	December 31,
	2003	2002	2001	2000
	(Dollars in thousands)
Balance, beginning of year	$1,824	$1,192	$600	$—

Loans charged-off	(173)	(418)	(8)	—
Recoveries of loans previously charged-off	4	—	—	—

Net loans charged-off	$(169)	$(418)	$(8)	$—
Provision for loan losses	1,050	1,050	600	600

Balance, end of year	$2,705	$1,824	$1,192	$600

Allowance for loan losses to gross loans	1.30%	1.22%	1.24%	1.29%
Net charge-offs to average loans	0.10%	0.34%	0.01%	—

        The following table summarizes the activity related to our allowance for loan losses for the six months ended June 30, 2004 and 2003:

	June 30,
	2004	2003
	(Dollars in thousands)
Balance, beginning of period	$2,705	$1,824

Loans charged-off	(192)	(14)
Recoveries of loans previously charged-off	13	3

Net loans charged-off	$(179)	$(11)
Provision for loan losses	650	500

Balance, end of period	$3,176	$2,313

Allowance for loan losses to gross loans	1.28%	1.32%
Net charge-offs to average loans	0.08%	0.01%

        We do not allocate the allowance for loan losses to specific categories of loans. Instead, we evaluate the adequacy of the allowance for loan losses on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We have retained an independent consultant to review the loan files on a test basis to confirm the grading of each loan.

Nonperforming Assets

        The following table shows the nonperforming assets, percentages of net charge-offs, and the related percentage of allowance for loan losses for the six months ended June 30, 2004 and the years ended December 31, 2000 through 2003. We had no loans, and therefore no nonperforming assets, in 1999.

		December 31,
	June 30, 2004
		2003	2002	2001	2000
	(Dollars in thousands)
Loans over 90 days past due	$229	$396	$3	$360	$—
Loans on nonaccrual:
Mortgage	364	150	—	360	—
Commercial	63	224	100	—	—
Consumer	7	70	13	—	—

Total nonaccrual loans	434	444	113	360	—
Troubled debt restructuring	—	—	—	—	—

Total of nonperforming loans	434	444	113	360	—
Other nonperforming assets	306	—	525	—	—

Total nonperforming assets	$740	$444	$638	$360	$—

Percentage of total assets	0.27%	0.19%	0.37%	0.30%	—
Percentage of nonperforming loans and assets to gross loans	0.30%	0.21%	0.43%	0.37%	—
Allowance for loan losses to gross loans	1.28%	1.30%	1.22%	1.24%	1.29%
Net charge-offs to average loans	0.08%	0.10%	0.34%	0.01%	—

        At June 30, 2004, December 31, 2003, and December 31, 2002, the allowance for loan losses was $3.2 million, $2.7 million, and $1.8 million, respectively, or 1.28%, 1.30%, and 1.22%, respectively, of outstanding loans. During the years ended December 31, 2003 and 2002, we charged off loans of $172,646 and $418,098, respectively. During the six months ended June 30, 2004 and 2003, our net charged-off loans were $179,520 and $10,775, respectively.

        At June 30, 2004 and December 31, 2003, nonaccrual loans represented 0.18% and 0.21% of total loans, respectively. At June 30, 2004, December 31, 2003, and December 31, 2002, we had $434,419, $443,939, and $113,105 of loans, respectively, on nonaccrual status. The increase in mortgage loans on nonaccrual status related primarily to one loan that was adequately secured by real estate. Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when we believe, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received.

        The amount of foregone interest income on the nonaccrual loans for the years ended December 31, 2003 and 2002 was approximately $6,100 and $4,400, respectively. The amount of foregone interest income on the nonaccrual loans in the first six months of 2004 was approximately $10,400. The amount of interest income recorded in 2003 for loans that were on nonaccrual at December 31, 2003 was approximately $8,300, and was approximately $2,500 in 2002. The amount of interest income recorded in the first six months of 2004 for loans that were on nonaccrual at June 30, 2004 was $2,000.

Deposits and Other Interest-Bearing Liabilities

        Our primary source of funds for loans and investments is our deposits, advances from the FHLB, and short-term repurchase agreements. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and fixed income mutual funds. Accordingly, it has become more difficult to attract deposits. We have chosen to obtain a portion of our certificates of deposits from areas outside of our market. The deposits obtained outside of our market area generally have lower rates than rates being offered for certificates of deposits in our local market. We also utilize out-of-market deposits in certain instances to obtain longer-term deposits than are readily available in our local market. We anticipate that the amount of out-of-market deposits will decline after we open additional retail deposit offices. The amount of out-of-market deposits was $79.6 million at December 31, 2003 and $71.1 million at June 30, 2004. The decrease in the first six months of 2004 resulted primarily from the replacement of a portion of our out-of-market deposits with additional NOW accounts and money market funds that we obtained from a retail deposit promotion.

        We anticipate being able to either renew or replace these out-of-market deposits when they mature, although we may not be able to replace them with deposits with the same terms or rates. Our loan-to-deposit ratio was 139%, 124%, and 112% at June 30, 2004, December 31, 2003, and December 31, 2002, respectively.

        The following table shows the average balance amounts and the average rates paid on deposits held by us for the years ended December 31, 2003, 2002, and 2001.

	2003		2002		2001
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest bearing demand deposits	$14,852	—%	$11,001	—%	$5,687	—%
Interest bearing demand deposits	15,253	0.83	16,366	1.59	6,872	2.39
Money market accounts	21,029	0.61	22,019	1.39	19,446	3.46
Saving accounts	1,793	0.41	792	1.31	142	1.78
Time deposits less than $100,000	31,171	3.09	32,687	3.88	24,750	5.65
Time deposits greater than $100,000	59,414	2.59	39,159	3.36	18,232	5.52

Total deposits	$143,512	1.93%	$122,024	2.59%	$75,129	4.32%

        The following table shows the average balance amounts and the average rates paid on deposits held by us for the six months ended June 30, 2004 and 2003.

	2004		2003
	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Noninterest bearing demand deposits	$14,948	—%	$13,771	—%
Interest bearing demand deposits	21,032	1.17	14,477	0.82
Money market accounts	32,068	1.25	18,796	0.62
Saving accounts	1,418	0.34	1,916	0.47
Time deposits less than $100,000	30,227	2.62	32,258	3.29
Time deposits greater than $100,000	73,262	2.33	53,650	2.87

Total deposits	$172,955	1.82%	$134,868	2.11%

        Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $107.8 million, $89.9 million, and $82.7 million at June 30, 2004, December 31, 2003, and December 31, 2002, respectively.

        All of our time deposits are certificates of deposits. The maturity distribution of our time deposits of $100,000 or more at June 30, 2004 and December 31, 2003 is as follows:

	June 30, 2004	December 31, 2003
	(In thousands)
Three months or less	$21,386	$19,272
Over three through six months	12,917	16,416
Over three through twelve months	8,017	24,983
Over twelve months	27,853	18,437

Total	$70,173	$79,108

        The increase in time deposits of $100,000 or more for the year ended December 31, 2003 compared to the same period in 2002 resulted from the utilization of deposits that were obtained outside of our primary market. The decrease in time deposits of $100,000 or more for the six months ended June 30, 2004 resulted from the repayment of maturing deposits that were obtained outside of our primary market with the additional NOW accounts and money market funds that we obtained from a retail deposit promotion.

Capital Resources

        Total shareholders' equity was $11.2 million at December 31, 2003 and $10.2 million at December 31, 2002. The increase between 2002 and 2003 primarily resulted from the $1.0 million of net income incurred during 2003, less a $50,736 decrease in unrealized gain on investment securities, net of tax.

        At June 30, 2004, total shareholders' equity was $11.9 million. The increase during the first six months of 2004 resulted from the $801,801 of net income earned during the first six months and the additional capital of $20,010 obtained from the exercise of warrants that were outstanding. The additions to capital were partly offset by a $68,217 reduction in unrealized gain on investment securities, net of tax.

        The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002. Since our inception, we have not paid cash dividends.

	June 30, 2004	December 31, 2003	December 31, 2002
Return on average assets	0.65%	0.52%	0.51%
Return on average equity	13.95%	9.28%	7.72%
Equity to assets ratio	4.53%	5.57%	6.71%

        The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%.

        Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. We are also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

        At both the holding company and bank level, we are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "adequately capitalized" under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

        The following table sets forth the holding company's and the bank's various capital ratios at June 30, 2004 and at December 31, 2003 and 2002. For all periods, the bank was considered "well capitalized" and the holding company met or exceeded its applicable regulatory capital requirements.

	June 30, 2004		December 31, 2003		December 31, 2002
	Holding Company	Bank	Holding Company	Bank	Holding Company	Bank
Total risk-based capital	9.2%	10.5%	10.2%	10.1%	8.6%	10.3%
Tier 1 risk-based capital	7.1%	9.2%	7.8%	8.8%	7.4%	9.1%
Leverage capital	6.0%	7.8%	6.1%	7.7%	6.1%	7.5%

Borrowings

        The following table outlines our various sources of borrowed funds during the six months ended June 30, 2004 and the years ended December 31, 2003 and 2002, the amounts outstanding at the end of each period, at the maximum point for each component during the periods and on average for each period, and the average interest rate that we paid for each borrowing source. The maximum month-end balance represents the high indebtedness for each component of borrowed funds at any time during each of the periods shown.

				Average for the Period
	Ending Balance	Period- End Rate	Maximum Month-end Balance
				Balance	Rate
	(Dollars in thousands)
At or for the Six Months Ended June 30, 2004
Federal Home Loan Bank advances	$58,400	1.70%	$58,400	$46,988	1.91%
Securities sold under agreement to repurchase	13,565	1.23%	14,637	13,798	1.11%
Federal funds purchased	—	1.79%	—	412	1.46%
Correspondent bank line of credit	3,000	3.61%	3,000	1,034	3.11%
Junior subordinated debentures	6,186	4.50%	6,186	6,186	4.55%
At or for the Year Ended December 31, 2003
Federal Home Loan Bank advances	$32,500	2.00%	$40,000	$27,569	2.14%
Securities sold under agreement to repurchase	9,297	1.12%	9,865	5,589	1.23%
Federal funds purchased	—	1.25%	1,556	450	1.56%
Correspondent bank line of credit	—	3.12%	3,000	1,332	3.23%
Junior subordinated debentures	6,186	4.27%	6,186	3,107	4.54%
At or for the Year Ended December 31, 2002
Federal Home Loan Bank advances	$13,000	2.35%	$13,000	$7,090	3.05%
Securities sold under agreement to repurchase	7,892	1.38%	7,892	4,349	1.93%
Federal funds purchased	1,215	1.65%	1,215	411	1.95%
Correspondent bank line of credit	2,500	3.00%	2,500	702	3.42%

Effect of Inflation and Changing Prices

        The effect of relative purchasing power over time due to inflation has not been taken into account in our consolidated financial statements. Rather, our financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

        Unlike most industrial companies, our assets and liabilities are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Risk

        Commitments to extend credit are agreements to lend to a client as long as the client has not violated any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003, unfunded commitments to extend credit were $51.2 million, of which $16.1 million was at fixed rates and $35.1 million was at variable rates. At June 30, 2004, unfunded commitments to extend credit were $47.3 million, of which $6.5 million was at fixed rates and $40.9 million was at variable rates. A significant portion of the unfunded commitments related to consumer equity lines of credit. Based on historical experience, we anticipate that a significant portion of these lines of credit will not be funded. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. The type of collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

        At December 31, 2003, there was a $1.7 million commitment under a letter of credit. At June 30, 2004, there was a $2.1 million commitment under a letter of credit. The credit risk and collateral involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to clients. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

        Except as disclosed in this prospectus, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that significantly impact earnings.

Market Risk

        Market risk is the risk of loss from adverse changes in market prices and rates, which principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not generally arise in the normal course of our business.

        We actively monitor and manage our interest rate risk exposure principally by measuring our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

        Approximately 68.0% of our loans were variable rate loans at December 31, 2003 and June 30, 2004, and we were asset sensitive during most of the year ended December 31, 2003 and the six months ended June 30, 2004. As of June 30, 2004, we expect to be asset sensitive for the next three months. After September 30, 2004, we expect to be liability sensitive for the next nine months because substantially all of our variable rate loans repriced within the first three months of the year but a majority of our deposits will reprice over a 12-month period. The ratio of cumulative gap to total earning assets after 12 months was (1.2%) because $3.2 million more liabilities will reprice in a 12 month period than assets. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by us as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Net interest income may be affected by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Liquidity and Interest Rate Sensitivity

        Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

        At June 30, 2004, our liquid assets, consisting of cash and due from banks and federal funds sold, amounted to $4.0 million, or 1.5% of total assets. Our investment securities at June 30, 2004 amounted to $17.3 million, or 6.3% of total assets. At December 31, 2003 and 2002, our liquid assets amounted to $6.9 million and $4.5 million, or 3.0% and 2.6% of total assets, respectively. Our investment securities at December 31, 2003 and 2002 amounted to $13.5 million and $14.6 million, or 5.8% and 8.6% of total assets, respectively. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, substantially all of these securities are pledged against outstanding debt. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

        Our ability to maintain and expand our deposit base and borrowing capabilities serves as our primary source of liquidity. We plan to meet our future cash needs through the liquidation of temporary investments, the generation of deposits, and the net proceeds from this offering. In addition, we will receive cash upon the maturity and sale of loans and the maturity of investment securities. During most of 2003 and 2004, as a result of historically low rates that were being earned on short-term liquidity investments, we chose to maintain a lower than normal level of short-term liquidity securities. In addition, we maintain two federal funds purchased lines of credit with correspondent banks totaling $7.0 million. We are also a member of the Federal Home Loan Bank of Atlanta, from which applications for borrowings can be made for leverage purposes. The FHLB requires that securities, qualifying mortgage loans, and stock of the FHLB owned by the bank be pledged to secure any advances from the FHLB. The unused borrowing capacity currently available from the FHLB at June 30, 2004 was $11.1 million, assuming that the bank's $2.9 million investment in FHLB stock, as well as qualifying mortgages, would be available to secure any future borrowings.

        We believe that our existing stable base of core deposits, borrowings from the FHLB, short-term repurchase agreements, and proceeds from this offering will enable us to successfully meet our long-term liquidity needs.

        Asset/liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset/liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize potentially adverse impacts on earnings from changes in market interest rates. Our asset/liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. We have both an internal ALCO consisting of senior management that meets at various times during each month and a board ALCO that meets monthly. The ALCOs are responsible for maintaining the level of interest rate sensitivity of our interest sensitive assets and liabilities within board-approved limits.

        The following table sets forth information regarding our rate sensitivity, as of December 31, 2003, at each of the time intervals. The information in the table may not be indicative of our rate sensitivity position at other points in time. In addition, the maturity distribution indicated in the table may differ from the contractual maturities of the earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(In thousands)
Interest-earning assets:
Federal funds sold	$2,843	$—	$—	$—	$2,843
Investment securities	501	1,503	8,906	2,553	13,463
Loans	148,763	10,492	42,092	7,222	208,569

Total earning assets	$152,107	$11,995	$50,998	$9,775	$224,875

Interest-bearing liabilities:
Money market and NOW	$42,253	$—	$—	$—	$42,253
Regular savings	1,589	—	—	—	1,589
Time deposits	26,088	57,463	25,269	—	108,820
Repurchase agreements	9,297	—	—	—	9,297
FHLB advances	24,500	—	8,000	—	32,500
Junior subordinated debentures	6,186	—	—	—	6,186

Total interest-bearing liabilities	$109,913	$57,463	$33,269	$—	$200,645

Period gap	$42,194	$(45,468)	$17,729	$9,775
Cumulative gap	42,194	(3,274)	14,455	24,230
Ratio of cumulative gap to total earning assets	18.8%	(1.5)%	6.4%	10.8%

        The following table sets forth information regarding our rate sensitivity as of June 30, 2004 for each of the time intervals indicated.

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
	(In thousands)
Interest-earning assets:
Federal funds sold	$1,365	$—	$—	$—	$1,365
Investment securities	1,453	4,359	11,481	—	17,293
Loans	177,672	7,958	47,518	14,000	247,148

Total earning assets	$180,490	$12,317	$58,999	$14,000	$265,806

Interest-bearing liabilities:
Money market and NOW	$66,550	$—	$—	$—	$66,550
Regular savings	1,321	—	—	—	1,321
Time deposits	27,992	33,968	27,733	5,774	95,467
Repurchase agreements	13,565	—	—	—	13,565
Note payable	3,000	—	—	—	3,000
FHLB advances	38,400	5,000	5,000	10,000	58,400
Junior subordinated debentures	6,186	—	—	—	6,186

Total interest-bearing liabilities	$157,014	$38,968	$32,733	$15,774	$244,489

Period gap	$23,476	$(26,651)	$26,266	$(1,774)
Cumulative gap	23,476	(3,175)	23,091	21,317
Ratio of cumulative gap to total earning assets	8.9%	(1.2)%	8.7%	8.0%

Accounting, Reporting, and Regulatory Matters

        In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure," an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after

June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on our financial condition or operating results.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or operating results.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on our financial position or results of operations.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on our financial position or results of operations. As a result of adoption of FIN No. 46, we will be required to deconsolidate the trust we formed for purposes of issuing our trust preferred securities and we have restated the periods ended December 31, 2003 to reflect the deconsolidation.

        In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not have a material effect on our financial position or results of operations.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information about our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of the Class III directors will expire at the 2005 annual shareholders meeting, the terms of the Class I directors will expire at the 2006 annual shareholders meeting, and the terms of the Class II directors will expire at the 2007 annual shareholders meeting. Executive officers serve at the discretion of our board of directors. Each director is also a director of Greenville First Bank, N.A.

Name	Age	Year First Elected or Appointed	Year Term Expires	Position(s) Held
James M. Austin, III	47	1999	—	Chief Financial Officer and Executive Vice President
Andrew B. Cajka	45	1999	2005	Director
Mark A. Cothran	46	1999	2006	Director
Leighton M. Cubbage	51	1999	2007	Director
Anne S. Ellefson	50	2001	2005	Director
David G. Ellison	54	2000	2007	Director
Frederick Gilmer, Jr.	68	1999	2005	Senior Vice President, Secretary, and Director
Frederick Gilmer, III	40	1999	—	Executive Vice President and Senior Lending Officer of the bank
Tecumseh Hooper, Jr.	57	1999	2005	Director
Rudolph G. Johnstone, III, M.D	44	1999	2006	Director
Keith J. Marrero	44	1999	2006	Director
James B. Orders, III	52	1999	2007	Chairman of the Board
R. Arthur Seaver, Jr.	40	1999	2006	President, Chief Executive Officer, and Director
William B. Sturgis	69	1999	2007	Director
J. Edward Terrell	42	2003	—	Executive Vice President of the bank

        James M. "Jim" Austin, III is an executive vice president and the chief financial officer of our company and the bank. He has over 25 years of experience in the financial services industry. From 1978 to 1983, Mr. Austin was employed by KPMG Peat Marwick, specializing in bank audits. Mr. Austin was employed from 1983 to 1995 with American Federal Bank as controller and senior vice president responsible for financial accounting and budgeting. From 1995 until 1997, Mr. Austin was the senior vice president and chief financial officer of Regional Management Corporation, a 58-office consumer finance company, where he was responsible for the finance and operations area of the company. From December 1997 until June 1999, he was the director of corporate finance for HomeGold Financial, Inc., a publicly traded sub-prime financial services company and parent company of Carolina Investors, Inc. and HomeGold, Inc. In March and April of 2003, HomeGold Financial, HomeGold, and Carolina Investors each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. Mr. Austin had no affiliation with these entities at the time of their Chapter 11 filing. Mr. Austin is a 1978 graduate of the University of South Carolina with degrees in both accounting and finance. He is also a Certified Public Accountant and graduate of the University of Georgia's Executive Management's Savings Bank program. In addition, he is a graduate of Leadership Greenville, a year-long program sponsored by the Greenville Chamber of Commerce designed to identify and train the future leaders of the Greenville community. He has served on the community boards of River Place

Festival, Junior Achievement, and Pendleton Place, and he is the past president of the Financial Manager's Society of South Carolina and former board member of the Young Manager's Division of the Community of Financial Institutions of South Carolina. He is active in the First Presbyterian Church and is past chairman and a current member of the board of directors for the Center for Development Services. Mr. Austin is the current chairman for Intercept's National User Group board of directors.

        Andrew B. Cajka, Class III director, is the founder and president of Southern Hospitality Group, LLC, a hotel management and development company in Greenville, South Carolina. Prior to starting his own business, Mr. Cajka was a managing member of Hyatt Hotels Corporation from 1986 until 1998. He is a 1982 graduate of Bowling Green State University. Mr. Cajka served on the board of directors for the Greenville Chamber of Commerce and is past president of the downtown area council, as well as past chairman of Greenville Hospital Foundation Board and past chairman of the Children's Hospital. He currently serves as chairman of the advisory board for St. Joseph's High School, as secretary and treasurer of the Greenville County Research and Technology Development board, and as a board member for the Metropolitan Arts Council and the BMW Nationwide Tournament advisory board. He is a past chairman of the Greenville Tech Hospitality Board and of the Greenville Convention and Visitors Bureau. Mr. Cajka has served as a board member of the Urban League and Thornblade Board of Governors.

        Mark A. Cothran, Class I director, is the president and owner of Cothran Properties, LLC, a real estate development company in Greenville, South Carolina. He has been with Cothran Properties, LLC since 1986. Mr. Cothran received his bachelor's degree in finance and banking from the University of South Carolina in 1980 and is a licensed real estate broker in the State of South Carolina. He currently serves on the National Business Park Forum of the National Association of Industrial and Office Properties (NAIOP) and is past president of the state chapter of NAIOP. He has served on the board of directors of the Greenville Chamber of Commerce and on the Advisory Board of Greenville National Bank, and he is currently a member of the Chamber's Economic Development Board.

        Leighton M. Cubbage, Class II director, has been the chief executive officer of Ionosphere since 2001 and was the co-founder, president, and chief operating officer of Corporate Telemanagement Group in Greenville, South Carolina from 1989 until 1995, when the company was acquired by LCI International. Since 1995, Mr. Cubbage has been a private investor maintaining investment interests in a telecommunications company, a weekly newspaper, car dealerships, and a trucking company. He is a 1977 graduate of Clemson University with a bachelor's degree in political science. Mr. Cubbage is a former member of the Greenville Technical College Foundation Board, is a member of the Clemson University Entrepreneurial Board, and is chairman of the Greenville Hospital System board of trustees.

        Anne S. Ellefson, Class III director, is an attorney and shareholder with Haynsworth Sinkler Boyd, P.A., where she has practiced law since 1979. Mrs. Ellefson is a 1976 graduate of the University of South Carolina where she received a bachelor's degree and a 1979 graduate of the University of South Carolina School of Law. Mrs. Ellefson previously served on advisory boards at both United Carolina Bank and BB&T. She is a past chairman of the Greater Greenville Chamber of Commerce and is currently on the board of United Way of Greenville County.

        David G. Ellison, Class II director, has been a managing director of Northwestern Mutual Financial Network since 1983. Mr. Ellison is a 1972 graduate of Furman University where he received a bachelor's degree and a 1976 graduate of the Clemson-Furman University Program where he received a masters in business administration. Mr. Ellison is on the board of trustees of Furman University, where he is a former board chair. He is past president of both the Furman Alumni Association and Furman Paladin Club. He is also on the board of trustees for United Way of Greenville County. He is prior commissioner of the Greenville Housing Authority.

        Frederick "Fred" Gilmer, Jr., Class III director, is the senior vice president and corporate secretary of our company and our bank. He is a seasoned banker with over 45 years of experience in the financial services industry. Mr. Gilmer was involved with the organization of Southern Bank and Trust Company and has held executive positions with two other banks in the Greenville area. He graduated from the University of Georgia in 1958 and the LSU Graduate School of Banking of the South in Baton Rouge, Louisiana in 1970. He is a graduate of Leadership Greenville and presently serves numerous organizations, including the Greenville Rotary Club, the YMCA, the United Way, and the First Presbyterian Church. He is a past board member of Family Children Service, Goodwill Industries, Downtown Area Council, Greenville Little Theater, Greenville Cancer Society, South Carolina Arthritis Foundation, Freedom Weekend Aloft, and the Greenville Chamber of Commerce.

        Frederick "Fred" Gilmer, III is an executive vice president and the senior lending officer of our bank. He has over 16 years of banking experience. From 1987 until 1999, Mr. Gilmer held various management positions with Wachovia Bank, N.A., including commercial lending, city executive, and vice president in private banking. Mr. Gilmer is a 1986 graduate of Clemson University with a bachelor's degree in management. He is also a graduate of Leadership Greenville. He has served on the community boards of Bon Secours St. Francis Foundation and the Metro YMCA, and he is the past chairman of Cleveland Street YMCA. Other activities include Greenville Chamber of Commerce, United Way loan executive, Greenville Convention and Visitors Bureau, and Rotary Club of Greenville. He is active at Buncombe Street United Methodist Church, serving in various roles including the Board of Stewards.

        Tecumseh "Tee" Hooper, Jr., Class III director, is a private investor. He is the current chairman of the South Carolina Department of Transportation. Mr. Hooper is also chairman of the board of FGP International Inc., an executive temporary placement service company. Since 2002, Mr. Hooper has been the president and chief executive officer of ProfitLab, Inc., a web-based telecom expense management company headquartered in Greenville, South Carolina. He is also a director of Peregrine Energy, Inc., an energy management company. Mr. Hooper was the president of IKON Office Solutions in Greenville, South Carolina, from 1982 through 2001. From 1991 until August 2002 when he resigned, Mr. Hooper was a director of HomeGold Financial, Inc., a publicly traded sub-prime financial services company and parent company of Carolina Investors, Inc. and HomeGold, Inc. In March and April of 2003, HomeGold Financial, HomeGold, and Carolina Investors each filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. Mr. Hooper has been named, among others, as a defendant in certain civil litigation relating to these bankruptcies in connection with his service as a director. In June 2004, the parties to the civil litigation entered into a settlement agreement, which is subject to approval by the bankruptcy court. Mr. Hooper graduated from The Citadel in 1969 with a degree in business administration, and he received a masters in business administration from the University of South Carolina in 1971. Mr. Hooper currently serves as president of the Greenville Urban League. Mr. Hooper has served the community as a board member of the Greenville County Development Board authority, the Greenville Chamber of Commerce, and the board of directors for Camp Greenville, and also as the vice-chairman of communications for the United Way. Mr. Hooper has also served on the board of directors for Leadership Greenville, Leadership South Carolina, and the YMCA Metropolitan, and also as chairman of Patriots Point Development Authority.

        Rudolph G. "Trip" Johnstone, III, M.D., Class I director, is a physician who has practiced with the Cross Creek Asthma, Allergy, and Immunology medical clinic since 1992. He graduated from Washington & Lee University in 1982 with a degree in biology and from the Medical University of South Carolina in 1986. Dr. Johnstone served on the consulting board to Greenville National Bank from 1995 until 1998, when it was acquired by Regions Bank. He is on the board of directors of Allergy Partners, PA and is a past president of the Southeastern Asthma, Allergy, and Immunology Society.

        Keith J. Marrero, Class I director, is the president and owner of AMI Architects, LLC, an architectural firm located in Greenville, South Carolina that was founded in 1988. Mr. Marrero is a previous advisory board member of BB&T. He graduated in 1983 from the University of Notre Dame with a bachelor's degree in architecture. Mr. Marrero was appointed by former Governor David Beasley to the board of directors of the South Carolina Legacy Trust Fund. He is a member of the American Institute of Architects and the National Council of Architecture Registration board. He is licensed to practice architecture in the states of South Carolina, North Carolina, Louisiana, and Georgia. Mr. Marrero currently serves on the advisory board for the School of Architecture at the University of Notre Dame. He also serves on the board of directors of the YMCA, the University Center Board of Visitors, the Urban League, Upstate Forever, and the Community Foundation, and he is a member of the Greater Greenville Community Forum Steering Committee.

        James B. Orders, III, Class II director, is the chairman of our board of directors. Since 1986, he has been the president of Park Place Corporation, a company engaged in the manufacture and sale of bedding and upholstered furniture to the wholesale market. Mr. Orders is chairman of Comfortaire Corporation and a director of Orders Realty Co., Inc., a real estate development and management company that is a wholly-owned subsidiary of Park Place Corporation. He attended Clemson University from 1970 until 1974. Mr. Orders is the past president of the International Sleep Products Association, past president of the Downtown Rotary Club, a past member of the advisory board of Greenville National Bank, and a past member of the advisory board of Carolina First Bank. In addition, he is a member of the Lay Christian Association Board.

        R. Arthur "Art" Seaver, Jr., Class I director, is the president and chief executive officer of our company and our bank. He has over 17 years of banking experience. From 1986 until 1992, Mr. Seaver held various positions with The Citizens & Southern National Bank of South Carolina, including assistant vice president of corporate banking. From 1992 until February 1999, he was with Greenville National Bank, which was acquired by Regions Bank in 1998. He was the senior vice president in lending and was also responsible for managing Greenville National Bank's deposits and borrowings prior to leaving to form Greenville First Bank. Mr. Seaver is a 1986 graduate of Clemson University with a bachelor's degree in finance and a 1999 graduate of the BAI Graduate School of Community Bank Management. He is currently on the board of the Palmetto Society for the United Way, the Community Bankers Council of the South Carolina Bankers Association, and the advisory board of the Junior League. Past organizations that he has worked with include Leadership Greenville, the Greenville Chamber of Commerce, the South Carolina Network of Business and Education Partnership, Junior Achievement, the Greenville Convention and Visitors Bureau, the United Way, and the First Presbyterian Church.

        William B. Sturgis, Class II director, held various executive positions with W.R. Grace & Co. from 1984 until his retirement in 1997, including executive vice president of W.R. Grace's worldwide packaging operations and president of its North American Cryovac Division. Mr. Sturgis graduated from Clemson University in 1957 with a degree in chemical engineering and is a graduate of the Advanced Management Program at Harvard. He is active with Clemson University, serving on the Foundation Board, the President's Advisory Council, and the Engineering Advisory Board. He is also a board member of the Peace Center and a member of the Downtown Rotary Club and Presbyterian Community Foundation.

        J. Edward "Eddie" Terrell is an executive vice president of our bank. He is primarily responsible for marketing and deposit strategies. He has over 19 years of business and entrepreneurial experience. He was the co-founder and executive vice president of customer operations for NewSouth Communications, Inc. in Greenville, South Carolina from 1997 until 2003. Mr. Terrell was the executive vice president of customer operations for Corporate Telemanagement Group in Greenville, South Carolina from 1990 until 1995, when the company was acquired by LCI International. From 1995 until 1996, Mr. Terrell was the regional vice president for customer operations with LCI International. He is a 1984 graduate of The Citadel, with a bachelor's degree in English. Since 1998, Mr. Terrell has been a private investor in several local businesses. He serves on the executive board of the Blue Ridge Council of the Boy Scouts of America and is active at First Presbyterian Church.

        Family Relationships.    Trip Johnstone is Fred Gilmer, Jr.'s stepson and Fred Gilmer, III is Fred Gilmer, Jr.'s son. No other director has a family relationship with any other director or executive officer of the company.

Committees

        Our board of directors has appointed audit, personnel, nominating, and finance committees. The audit committee is currently composed of Mr. Cajka, Mr. Hooper, Mrs. Ellefson, Mr. Marrero, Mr. Sturgis, and Mr. Cubbage. Each of these members is considered "independent" under Rule 4350 of the National Association of Securities Dealers' listing standards.

        None of the current members of the audit committee nor any other member of our board qualifies as an "audit committee financial expert" as defined under the rules of the Securities and Exchange Commission. As a relatively small public company, it is difficult to identify potential qualified candidates that are willing to serve on our board and otherwise meet our requirements for service. At the present, we do not know if or when we will appoint a new board member that qualifies as an audit committee financial expert.

        Although none of the members of our audit committee qualify as "financial experts" as defined in the SEC rules, each of our audit committee members has made valuable contributions to the company and its shareholders. The board has determined that each member is fully qualified to monitor the performance of management, the public disclosures by the company of its financial condition and performance, our internal accounting operations, and our independent auditors.

        The audit committee functions are set forth in its charter. The audit committee is responsible for reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports it findings to the board of directors.

        Our personnel committee is currently composed of Mr. Sturgis, Mr. Cothran, Mr. Cubbage, Dr. Johnstone, Mr. Ellison, and Mr. Marrero. The personnel committee has the responsibility of approving the compensation plan for the entire bank and specific compensation for all executive officers. The personnel committee reviews all benefit plans and annually reviews the performance of the chief executive officer without his participation. We are currently considering whether to adopt a formal personnel committee charter.

        The finance committee is currently composed of Mr. Orders, Mr. Cajka, Mr. Cothran, Mrs. Ellefson, Mr. Ellison, Mr. Gilmer, Mr. Hooper, Dr. Johnstone, and Mr. Seaver. The finance committee has the responsibility of reviewing the bank's loan policy, investment policy, and asset/liability structure.

        The nominating committee is currently composed of Mr. Cajka, Ms. Ellefson, and Mr. Hooper. Each of these members is considered "independent" under Rule 4350 of the National Association of Securities Dealers' listing standards. The nominating committee recommends nominees for election to our board. We have adopted a formal nominating committee charter.

Executive Officer Compensation

        The following table shows the compensation we paid for the years ended December 31, 2001 through 2003 to our chief executive officer and president and for all other executives who earned over $100,000 for the year ended 2003. The option amounts have been adjusted for stock splits and stock dividends.

Summary Compensation Table

		Annual Compensation
					Number of Securities Underlying Options
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)		All Other Compensation
Art Seaver President and Chief Executive Officer of the Company and the Bank	2003 2002 2001	$148,717 137,004 130,667	$81,000 60,000 45,000	$16,380 11,556 11,000	— — —	$12,141 8,510 5,517	(2)
Jim Austin Executive Vice President and Chief Financial Officer of the Company and the Bank	2003 2002 2001	$123,187 110,000 104,167	$50,500 37,000 32,000	$6,000 6,000 4,000	7,500 3,750 3,750	$13,000 11,704 9,879	(3)
Fred Gilmer, III Executive Vice President of the Bank	2003 2002 2001	$108,125 93,500 87,125	$88,825 57,600 50,400	$7,250 6,000 6,000	7,500 6,000 3,750	$13,000 9,460 8,761	(4)

(1)
Other annual compensation includes car allowances and club dues.

(2)
Includes 401K contributions of $5,141 and medical insurance premiums of $7,000.

(3)
Includes 401K contributions of $6,000 and medical insurance premiums of $7,000.

(4)
Includes 401K contributions of $6,000 and medical insurance premiums of $7,000.

Option Grants in Last Fiscal Year

        The following table sets forth information concerning the grant of stock options to our named executive officers during the year ended December 31, 2003. All share numbers and exercise prices have been adjusted for stock splits and stock dividends.

	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price (Dollars per Share)	Expiration Date
Jim Austin	7,500	29.4%	$8.67	01/21/13
Fred Gilmer, III	7,500	29.4%	$8.67	01/21/13

        In 2003, in addition to the options shown in the above table, we also granted 10,500 options to other employees pursuant to the Greenville First Bancshares, Inc. 2001 Stock Incentive Plan. We may grant a total of 258,750 stock options under the 2001 Stock Incentive Plan to our officers, directors, and employees.

Aggregated Option Exercise and Year-end Option Values

	Number of Unexercised Securities Underlying Options at Fiscal Year End(1)
			Value of Unexercised In-the-Money Options at Fiscal Year End(2)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Jim Austin	14,063	15,938	$207,266	$218,734
Fred Gilmer, III	9,000	15,750	$132,050	$214,838
Art Seaver	51,750	34,500	$765,038	$510,025

(1)
All option amounts and exercise prices have been adjusted for stock splits and stock dividends.

(2)
All options and warrants granted prior to December 31, 2002 are exercisable at $6.67 per share; options granted in 2002 are exercisable at $7.33 per share, and options granted in 2003 are exercisable at $8.67.

        No options were exercised by the named executive officers in 2003.

Director Compensation

        Our outside directors receive $300 for each board meeting attended and $200 for each committee meeting attended.

Employment Agreements

        We entered into an employment agreement with Art Seaver on July 27, 1999, for an annually renewing three-year term, pursuant to which he serves as the president, chief executive officer, and a director of both our company and the bank. Mr. Seaver was paid an initial salary of $123,000, plus his yearly medical insurance premium. He also receives an annual increase in his salary equal to the previous year's salary times the increase in the Consumer Price Index during the previous year. The board of directors may increase Mr. Seaver's salary above this level, but not below it. He is eligible to receive an annual bonus of up to 5% of the net pre-tax consolidated income of our company, if the bank meets performance goals set by the board. He is also eligible to participate in any management incentive program of the bank or any long-term equity incentive program and is eligible for grants of stock options and other awards thereunder. Mr. Seaver was granted options to purchase a number of shares of common stock equal to 5% of the number of shares sold in our initial public offering, or 86,250 shares (adjusted for stock dividends and stock splits). These options vest over a five-year period beginning on January 10, 2001 and have a term of 10 years. Additionally, Mr. Seaver participates in the bank's retirement, welfare, and other benefit programs and is entitled to a life insurance policy and an accident liability policy and reimbursement for automobile expenses not to exceed $700 per month, club dues, and travel and business expenses.

        Mr. Seaver's employment agreement also provides that during his employment and for a period of 12 months following termination, he may not (a) compete with our company, the bank, or any of its affiliates by, directly or indirectly, forming, serving as an organizer, director or officer of, or consultant to, or acquiring or maintaining more than 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within a radius of 30 miles from our main office or any of our other offices, (b) solicit customers of the bank with which he has had material contact for the purpose of providing financial services, or (c) solicit employees of the bank for employment. If Mr. Seaver terminates his employment for good cause or if he is terminated following a change in control of our company, he will be entitled to severance compensation of his then-current monthly salary for a period of 12 months, plus accrued bonus, and all outstanding options and incentives will vest immediately.

        We also entered into employment agreements on April 1, 2004 with Jim Austin to serve as chief financial officer and an executive vice president our company and the bank, Fred Gilmer, III to serve as an executive vice president of the bank, and Eddie Terrell to serve as an executive vice president of the bank. Each agreement has a term ending on January 31, 2006. At the end of January 2005 and on the last day of January each year thereafter, the term will be extended by one year so that the remaining term will continue to be two years. Messrs. Austin, Gilmer, and Terrell are paid a salary of $135,000, 115,000, and $125,000, respectively, which may be increased annually by the board of directors. They are also eligible to participate in any of our pension, profit sharing, bonus, life insurance, hospitalization, major medical, and other employee benefit plans and programs. In addition, each is entitled to receive either an automobile owned or leased by us or an automobile allowance of $500 per month.

        Each employment agreement also provides that during the term of employment and for a period of 12 months following termination, Messrs. Austin, Gilmer, and Terrell may not (a) compete with us by, directly or indirectly, forming, serving as an organizer, director or officer of, employee or agent, or consultant to, or acquiring or maintaining more than a 1% passive investment in, a depository financial institution or holding company thereof if such depository institution or holding company has one or more offices or branches within 30 miles of our main office or any other offices, (b) solicit our clients with which they had contact in connection with products and services provided by us for the purpose of providing financial services, or (c) solicit our employees. If Messrs. Austin, Gilmer, or Terrell terminate their employment for good reason or if they are terminated following a change in control of our company, they will be entitled to severance compensation of their then current monthly salary for a period of 12 months, plus accrued bonus, and all outstanding options and incentives will vest immediately.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these loans and other transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.

        We leased our main facility from Halton Properties, LLC for a term of 20 years beginning in 2001. The lease requires us to make a $28,489 monthly payment for the next year. Rental payments are subject to increase thereafter in accordance with a formula based on the Consumer Price Index. Mark A. Cothran, one of our directors, is a 50% owner of Halton Properties, LLC. We have conducted two separate appraisals of the lease and the property and believe that the terms of the lease are on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties.

        We also lease land from Augusta Road Holdings, LLC, which is owned by Mr. Cothran, for a monthly payment of $4,804. The term of the lease is 99 years. Rental payments are subject to increase thereafter in accordance with a formula based on the Consumer Price Index. We expect to use the property for our new office on Augusta Road. We believe the lease payments represent market costs and are on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties.

Exculpation and Indemnification

        Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to us or our shareholders for monetary damages for any breach of duty as a director or officer.

        Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at our request. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have us advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

        Under our articles of incorporation and bylaws, indemnification will be disallowed for (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of law; (iii) liability imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; and (iv) any transaction from which the director derived an improper personal benefit. In addition to the articles of incorporation and bylaws, Section 33-8-520 of the South Carolina Business Corporation Act requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows the number of shares of our common stock owned by our directors, executive officers, and owners of more than 5% of the outstanding common stock as of September 2, 2004. Unless otherwise indicated, the mailing address for each beneficial owner is in care of Greenville First Bancshares, Inc., 112 Haywood Road, Greenville, South Carolina 29607.

Name	Number of Shares Owned(1)	Right to Acquire(2)	Total Beneficial Ownership	Percentage of Beneficial Ownership(3)
Jim Austin	10,500	21,563	32,063	1.83%
Andrew B. Cajka, Jr.	15,000	7,500	22,500	1.30%
Mark A. Cothran	42,975	22,500	65,475	3.74%
Leighton M. Cubbage	125,700	60,000	185,700	10.39%
Anne S. Ellefson	8,700	—	8,700	*
David G. Ellison	14,878	—	14,878	*
Fred Gilmer, Jr.	25,950	27,975	53,925	3.07%
Fred Gilmer, III	3,000	15,188	18,188	1.04%
Tee Hooper, Jr.	19,500	11,250	30,750	1.77%
Trip Johnstone, III	15,900	7,950	23,850	1.37%
Keith J. Marrero	300	—	300	*
James B. Orders, III	30,150	15,000	45,150	2.59%
Art Seaver	18,000	78,000	96,000	5.32%
William B. Sturgis	8,962	45,000	53,962	3.04%
Eddie Terrell	3,630	—	3,630	*
All directors and executive officers as a group (15 persons)	343,145	311,926	655,071	32.11%

*
Indicates less than 1%

(1)
Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)
Includes shares that may be acquired within 60 days of the date of this prospectus by exercising vested stock options and warrants but does not include any unvested stock options or warrants. Each of the following directors served as an organizer of our bank: Andrew B. Cajka, Jr., Mark A. Cothran, Leighton M. Cubbage, Fred Gilmer, Jr., Tee Hooper, Jr., Trip Johnstone, III, Keith J. Marrero, James B. Orders, III, Art Seaver, and William B. Sturgis. Each of these directors received a warrant to purchase one share of common stock at a purchase price of $6.67 per share for every two shares purchased by that individual in our initial public offering as compensation for the risks taken in forming the bank, including their personal guarantees of the original line of credit. These warrants cover an aggregate of 191,175 shares and are exercisable until January 10, 2010. For Jim Austin, Fred Gilmer, Jr., Fred Gilmer, III, and Art Seaver, the right to acquire column also includes employee stock options to purchase 21,563 shares, 15,000 shares, 15,188 shares, and 69,000 shares, respectively.

(3)
For each individual, this percentage is determined by assuming the named person exercises all options and warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options and warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. The calculations are based on 1,727,994 shares of common stock outstanding on September 2, 2004.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00667 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. In this section, we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our articles of incorporation, our bylaws, and to applicable South Carolina law.

Common Stock

        Holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby, when issued and delivered against payment therefor, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that we may issue in the future.

Preferred Stock

        Our articles of incorporation provide that the board of directors is authorized, without further action by the holders of our common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative rights and qualifications thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We currently do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and could have the effect of decreasing the market price of the common stock. We do not have any plans to issue any shares of preferred stock.

Anti-takeover Effects

        The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Authorized but Unissued Stock.    The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons aligned with current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

        Number and Qualification of Directors.    Our bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Currently, we have 12 directors. Our bylaws also provide that no individual who is or becomes a Business Competitor (as defined below) or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with Greenville First Bancshares or any of its subsidiaries (any such individual, corporation, or other entity being a "Business Competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in the company's best interests for such individual to serve as one of our directors. Any financial institution having branches or affiliates within Greenville County, South Carolina will be presumed to be a Business Competitor unless the board of directors determines otherwise.

        Classified Board of Directors.    Our articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms so long as there are at least six directors. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

        Removal of Directors and Filling Vacancies.    Our bylaws provide that our shareholders, by the affirmative vote of the holders of at least a majority of the shares entitled to vote in an election of directors, or our board of directors, by a unanimous vote, excluding the director in question, may remove a director with or without cause. Our bylaws also provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term. However, shareholders have the right to call a special meeting, prior to action by the board of directors, to fill any such vacancy.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to our secretary no earlier than 30 days and no later than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to our secretary no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. The chairman of any meeting of shareholders may refuse to acknowledge a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements.    Pursuant to our bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions and may refuse to acknowledge a nomination that is not made in compliance with these requirements. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

        Business Combinations with Interested Shareholders.    We are subject to the South Carolina business combination statute, which restricts mergers and other similar business combinations between public companies headquartered in South Carolina and any 10% shareholder of the company. The statute prohibits such a business combination for two years following the date the person acquires shares to become a 10% shareholder unless the business combination or such purchase of shares is approved by a majority of the company's outside directors. The statute also prohibits such a business combination with a 10% shareholder at any time unless the transaction complies with our articles of incorporation and either (i) the business combination or the shareholder's purchase of shares is approved by a majority of our outside directors; (ii) the business combination is approved by a majority of the shares held by our other shareholders at a meeting called no earlier than two years after the shareholder acquired the shares to become a 10% shareholder; or (iii) the business combination meets specified fair price and form of consideration requirements.

        Consideration of Other Constituencies in Mergers.    Our articles of incorporation grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the company and our shareholders, to take into account the effect of the transaction on our employees, clients, and suppliers and upon the communities in which our offices are located, and all other factors the board of directors considers pertinent.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have 2,447,994 shares of common stock outstanding, or 2,590,494 shares if the underwriters exercise their over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract, or otherwise. Directors and executive officers will generally be deemed to be affiliates. Shares held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

Transfer Agent and Registrar

        SunTrust Bank serves as the transfer agent of our issued and outstanding shares. Its address is P.O. Box 4626, Atlanta, Georgia 30302-4625 and its telephone number is 1-800-568-3476.

SUPERVISION AND REGULATION

        Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

USA PATRIOT Act of 2002

        In October 2002, the USA PATRIOT Act of 2002 was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington D.C. that occurred on September 11, 2001. The PATRIOT Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties who may be involved in terrorism or money laundering.

Check 21

        On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. The new law, which is not effective until October 28, 2004, gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

  •
  allowing check truncation without making it mandatory;

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  demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  legalizing substitutions for and replacements of paper checks without agreement from consumers;

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  retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

  •
  requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

        This new legislation will likely affect bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.

Greenville First Bancshares, Inc.

        We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

        The Bank Holding Company Act.    Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company levels are limited to:

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  banking and managing or controlling banks;

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  furnishing services to or performing services for our subsidiaries; and

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  engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

        Investments, Control, and Activities.    With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

  •
  acquiring substantially all the assets of any bank;

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  acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

  •
  merging or consolidating with another bank holding company.

        In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

        Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

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  making or servicing loans and certain types of leases;

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  engaging in certain insurance and discount brokerage activities;

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  performing certain data processing services;

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  acting in certain circumstances as a fiduciary or investment or financial adviser;

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  owning savings associations; and

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  making investments in certain corporations or projects designed primarily to promote community welfare.

        The Federal Reserve Board imposes certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "—Greenville First Bank, N.A.—Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends will be subject to regulatory restrictions as described below in "—Greenville First Bank, N.A.—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

        Source of Strength; Cross-Guarantee.    In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition.

        The Gramm-Leach-Bliley Act.    The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repealed the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities. We have not elected to become a financial holding company.

        The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us.

        South Carolina State Regulation.    As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We are not required to obtain the approval of the Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Greenville First Bank, N.A.

        The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

        The OCC and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

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  security devices and procedures;

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  adequacy of capitalization and loss reserves;

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  loans;

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  investments;

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  borrowings;

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  deposits;

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  mergers;

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  issuances of securities;

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  payment of dividends;

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  interest rates payable on deposits;

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  interest rates or fees chargeable on loans;

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  establishment of branches;

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  corporate reorganizations;

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  maintenance of books and records; and

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  adequacy of staff training to carry on safe lending and deposit gathering practices.

        The OCC requires the bank to maintain specified capital ratios and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. The OCC requires the bank to prepare quarterly reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

        Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

  •
  internal controls;

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  information systems and audit systems;

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  loan documentation;

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  credit underwriting;

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  interest rate risk exposure; and

  •
  asset quality.

        National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the OCC or the Federal Reserve Board to be troubled institutions must give the OCC or the Federal Reserve Board 30 days' prior notice of the appointment of any senior executive officer or director. Within the

30 day period, the OCC or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

        Deposit Insurance.    The FDIC has adopted a risk-based assessment system for determining an insured depository institutions' insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC's determination of the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. Our risk-based assessment rate is currently zero but may change in the future. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the BIF assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase. In addition, the FDIC imposes assessments to help pay off the $780.0 million in annual interest payments on the $8.0 billion Financing Corporation (FICO) bonds issued in the late 1980s as part of the government rescue of the thrift industry. Our annual FICO assessment for the first and second quarters of 2004 was 1.54 basis points of total assessable deposits and is 1.48 basis points for the third quarter of 2004. We paid $5,907 and $6,418 in FICO assessments in the first and second quarters, respectively, of 2004, and will pay $6,349 for the third quarter of 2004.

        Transactions With Affiliates and Insiders.    The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

        The bank is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

        The Federal Reserve Board has recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

  •
  a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;

  •
  covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and

  •
  with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

        Regulation W generally excludes all nonbank and nonsavings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. Concurrently with the adoption of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus. This regulation has not yet been adopted.

        Dividends.    A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

        Branching.    National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has been passed which permits interstate branching through acquisitions. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.

        Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the OCC, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.

        The Gramm-Leach-Bliley Act.    Under the Gramm-Leach-Bliley Act, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The Gramm-Leach-Bliley Act imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the Gramm-Leach-Bliley Act imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and nonbank affiliates.

        The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

        Other Regulations.    Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

  •
  the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

  •
  the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  •
  the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

  •
  the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

  •
  the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

  •
  the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

        In addition, the deposit operations of the bank are subject to:

  •
  the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  •
  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        Capital Regulations.    The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either the company or the bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

        Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

        The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

        The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks, which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. At June 30, 2004, based on our calculations, we qualified as "well capitalized."

        Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

  •
  submit a capital restoration plan;

  •
  raise additional capital;

  •
  restrict their growth, deposit interest rates, and other activities;

  •
  improve their management;

  •
  eliminate management fees; or

  •
  divest themselves of all or a part of their operations.

        These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary, which could impact our ability to pay dividends. Our capital levels currently are more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.

        Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time. A bank that is not "well capitalized" is also subject to certain limitations relating to so-called "brokered" deposits. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

        Enforcement Powers.    The Financial Institutions Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

        Effect of Governmental Monetary Policies.    Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

        Proposed Legislation and Regulatory Action.    New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O'Neill & Partners, L.P. is acting as the representative of the underwriters.

Name	Number of Shares
Sandler O'Neill & Partners, L.P.

Total	750,000

        The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.

        We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 112,500 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

        The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $    per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $     per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Price to public	$	$	$
Underwriting discount
Proceeds to us, before expenses

        We estimate that the total expenses of the offering, excluding the underwriting discount, will be $453,879 and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters' counsel.

        The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel, or modify this offer and to reject orders in whole or in part.

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

        Lock-up Agreement.    We, and each of our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable, or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash, or otherwise.

        Indemnity.    We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

        Our common stock is quoted on the OTC Bulletin Board under the trading symbol "GVBK.OB." We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "GVBK."

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, once our shares are listed on the Nasdaq National Market, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

        From time to time, some of the underwriters may have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

VALIDITY OF COMMON STOCK

        Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for Greenville First Bancshares, Inc. by Nelson Mullins Riley & Scarborough, LLP, Greenville, South Carolina. Certain legal matters in connection with the offering will be passed upon by Alston & Bird LLP, Washington, D.C., counsel to the underwriters.

EXPERTS

        Our consolidated balance sheets as of December 31, 2003 and December 31, 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended have been audited by Elliott Davis, LLC, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. You may inspect or copy these materials at the Public Reference Room at the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Our filings are also available to the public on the SEC's website on the Internet at http://www.sec.gov and are also available on our website at http://www.greenvillefirst.com.

        We have filed with the SEC a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the Registration Statement. For further information about us and the shares of common stock offered by this prospectus, please refer to the Registration Statement and its exhibits. You may obtain a copy of the Registration Statement through the public reference facilities of the SEC described above. You may also access a copy of the Registration Statement by means of the SEC's website at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
(AUDITED and UNAUDITED)

GREENVILLE FIRST BANCSHARES, INC.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the years ended December 31, 2003 and 2002	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2003 and 2002	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7 through F-27
(Unaudited) Financial Statements for the Six Months Ended June 30, 2004 and 2003
Consolidated Balance Sheets at December 31, 2003 and at June 30, 2004	F-28
Consolidated Statements of Income for the six months ended June 30, 2004 and 2003	F-29
Consolidated Statements of Shareholders' Equity and Comprehensive Income for the six months ended June 30, 2004 and 2003	F-30
Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003	F-31
Notes to Consolidated Financial Statements	F-32 through F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors
 Greenville First Bancshares, Inc. and Subsidiary
Greenville, South Carolina

        We have audited the accompanying consolidated balance sheets of Greenville First Bancshares, Inc. and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greenville First Bancshares, Inc. and Subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As explained in Note 1 to the consolidated financial statements, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2003 to reflect the deconsolidation of its wholly-owned subsidiary, Greenville Statutory Trust I, in accordance with Financial Accounting Standard Board Interpretation No. 46.

                      /s/ Elliott Davis, LLC

Greenville, South Carolina
May 12, 2004

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
Assets
Cash and due from banks	$4,104,697	$4,429,290
Federal funds sold	2,842,594	41,736
Investment securities available for sale	3,628,996	14,592,190
Investment securities held to maturity— (market value $9,761,305 and $0, respectively)	9,834,324	—
Other investments, at cost	2,296,150	905,000
Loans, net	206,076,833	148,079,012
Accrued interest	756,905	730,028
Property and equipment, net	824,259	785,942
Other real estate owned	—	524,625
Other assets	476,463	269,840

Total assets	$230,841,221	$170,357,663

Liabilities
Deposits	$168,963,595	$133,563,270
Official checks outstanding	1,575,357	889,270
Federal funds purchased and repurchase agreements	9,296,999	9,107,000
Federal Home Loan Bank advances	32,500,000	13,000,000
Note payable	—	2,500,000
Junior subordinate debentures	6,186,000	—
Accrued interest payable	572,272	606,072
Accounts payable and accrued expenses	560,030	460,262

Total liabilities	219,654,253	160,125,874

Commitments and contingencies—Note 13
Shareholders' equity
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued
Common stock, par value $.00667 and $.01 per share at December 31, 2003 and 2002, respectively; authorized, 10,000,000 shares; issued 1,724,994 and 1,150,000 shares at December 31, 2003 and 2002, respectively	11,500	11,500
Additional paid-in capital	10,635,200	10,635,200
Accumulated other comprehensive income	96,997	147,733
Retained earnings (deficit)	443,271	(562,644)

Total shareholders' equity	11,186,968	10,231,789

Total liabilities and shareholders' equity	$230,841,221	$170,357,663

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2003	2002
Interest income
Loans	$9,186,378	$7,390,202
Investment securities	517,005	712,699
Federal funds sold	18,171	49,929

Total interest income	9,721,554	8,152,830
Interest expense
Deposits	2,766,951	3,160,563
Borrowings	850,989	331,620

Total interest expense	3,617,940	3,492,183

Net interest income	6,103,614	4,660,647
Provision for loan losses	1,050,000	1,050,000

Net interest income after provision for loan losses	5,053,614	3,610,647

Noninterest income
Loan fee income	183,932	155,401
Service fees on deposit accounts	251,938	182,667
Write-down of real estate owned	(253,699)	—
Other income	239,513	182,183

Total noninterest income	421,684	520,251

Noninterest expenses
Compensation and benefits	1,983,204	1,768,878
Professional fees	175,126	153,257
Marketing	159,486	123,553
Insurance	110,219	93,282
Occupancy	587,992	587,783
Data processing and related costs	625,779	473,577
Telephone	22,097	23,674
Other	188,946	154,478

Total noninterest expenses	3,852,849	3,378,482

Income before income taxes expense	1,622,449	752,416
Income tax expense	616,534	—

Net income	$1,005,915	$752,416

Earnings per common share:
Basic	$.58	$.44

Diluted	$.53	$.43

Weighted average common shares outstanding
Basic	1,724,994	1,724,994

Diluted	1,881,129	1,753,877

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

        Greenville First Bancshares, Inc.    (the "Company") is a South Carolina corporation that owns all of the capital stock of Greenville First Bank, N.A. (the "bank") and all of the stock of Greenville First Statutory Trust I (the "Trust"). The bank is a national bank organized under the laws of the United States located in Greenville County, South Carolina. The bank is primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation, and providing commercial, consumer and mortgage loans to the general public. The Trust is a special purpose subsidiary organized for the sole purpose of issuing junior subordinated debentures.

        On October 26, 1999, the Company sold 1,100,000 shares of its common stock at $10 per share and on November 30, 1999 sold 50,000 additional shares for a total of 1,150,000 shares (1,724,994 after adjustment of 3 for 2 stock split). The offering raised $10,646,700 net of underwriting discounts, commissions and offering expenses. The directors and executive officers of the Company purchased 266,900 shares of common stock at $10 per share, for a total of $2,669,000. The Company has used $10.4 million of the proceeds to capitalize the Bank.

        On June 26, 2003, the Trust offered and sold $6,000,000 of floating rate securities. The Company received the proceeds from the issuance of these securities and has reflected the obligation as junior subordinate debentures in the balance sheets.

        On November 17, 2003, shareholders of record as of November 3, 2003, received one additional share of stock for every two shares of stock owned prior to the 3 for 2 stock split. All fractional shares were paid in cash. The earnings per share amounts for all periods shown have been adjusted to reflect the 3 for 2 split.

        The following is a description of the more significant accounting and reporting policies which the Company follows in preparing and presenting consolidated financial statements.

Basis of presentation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Greenville First Bank, N.A. In consolidation, all significant intercompany transactions have been eliminated. The accounting and reporting policies conform to generally accepted accounting principles. In accordance with guidance issued by the Financial Accounting Standards Board ("FASB") in Interpretation number 46, the operations of the Trust have not been consolidated in these financial statements.

Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and uncertainties

        In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.

Credit risk is the risk of default within the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

        The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to changes with respect to valuation of assets, amount of required loss allowance and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations. The bank makes loans to individuals and businesses in and around "Upstate" South Carolina for various personal and commercial purposes. The Bank has a diversified loan portfolio. Borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

        The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:

1.
Available for sale securities:    These are securities that are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2.
Held to maturity securities:    These are investment securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts.

3.
Trading securities:    These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

        Gains or losses on dispositions of investment securities are based on the differences between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized or accrued into interest income by a method that approximates a level yield.

Other investments

        The Bank, as a member institution, is required to own stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. Other investments include a $186,000 investment in the Trust.

Loans, interest and fee income on loans

        Loans are stated at the principal balance outstanding. Unamortized net loan fees and the allowance for possible loan losses are deducted from total loans on the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. The net of loan origination fees received and direct costs incurred in the origination of loans is deferred and amortized to interest income over the contractual life of the loans adjusted for actual principal prepayments using a method approximating the interest method.

        Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. Cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Allowance for loan losses

        The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans that are determined to be uncollectable are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Impaired loans

        The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This statement requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

        Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

        A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2003 and 2002, the Bank had no impaired loans.

Non-performing assets

        Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, and loans on non-accrual status. Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Real estate acquired in settlement of loans

        Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carry value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are expensed.

Property and equipment

        Property and equipment are stated at cost. Major repairs are charged to operations, while major improvements are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Securities sold under agreements to repurchase

        The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Advertising and public relations expense

        Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income taxes

        The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock based compensation

        The Company has a stock-based employee compensation plan that is further described in Note 18. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations". No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial

Accounting Standards Board ("FASB"), SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation. All amounts have been restated for the 3 for 2 stock split.

	For the years ended December 31,
	2003	2002
Net income, as reported	$1,005,915	$752,416
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(78,452)	(70,452)

Pro forma net income	$927,463	$681,964

Earnings per common share:
Basic—as reported	$.58	$.44
Basic—pro forma	$.54	$.40
Diluted—as reported	$.53	$.43
Diluted—pro-forma	$.49	$.39

        The fair market value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants: expected volatility of 10% for 2003 and 2002, risk-free interest rate of 3.00% for 2003 and 2002, respectively, and expected lives of the options 10 years and the assumed dividend rate was zero.

Statement of cash flows

        For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions "Cash and Due From Banks and Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Reclassifications

        Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis that had no effect on shareholders' equity or net income.

Earnings per common share

        The following schedule reconciles the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2003 and 2002. Dilutive common shares arise from the potentially dilutive effect of Greenville First Bancshares, Inc.'s stock options and warrants that are outstanding. The assumed conversion of stock options and warrants can create a difference between basic and dilutive net income per common share. The numbers of shares and the earnings per share have been adjusted for the 3 for 2 stock split.

	For the years ended December 31,
	2003	2002
Basic Earnings Per Share
Average common shares	1,724,994	1,724,994
Net income	$1,005,915	$752,416
Earnings per share	$.58	$.44
Diluted Earnings Per Share
Average common shares outstanding	1,724,994	1,724,994
Average dilutive common shares	156,129	28,877

Adjusted average common shares	1,881,123	1,753,871
Net income	$1,005,915	$752,416
Earnings per share	$.53	$.43

Recently issued accounting pronouncements

        The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure", an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company adopted the disclosure only provisions of this pronouncement which had no effect on the financial condition or operating results of the Company.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the financial condition or operating results of the Company.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have any effect on the Company's financial position or results of operations.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 will not have a material effect on the Company's financial position or results of operations. As a result of adoption of FIN No. 46, the Company deconsolidated the Trust for year ended December 31, 2003, and has restated the year ended December 31, 2003 to reflect the deconsolidation.

        In November 2003, the Emerging Issues Task Force ("EITF") reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. EITF No. 03-1 is effective for fiscal years ending after December 15, 2003. Adopting the disclosure provisions of EITF No. 03-1 did not any material effect on the Company's financial position or results of operations.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2—RESTRICTIONS ON CASH AND DUE FROM BANKS

        The Bank is required to maintain average cash reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2003 and 2002, the bank had $766,185 and $606,623, respectively on deposit with the Federal Reserve Bank to meet this requirement.

NOTE 3—FEDERAL FUNDS SOLD

        The Bank's cash reserves in excess of the required amounts to be held by the Federal Reserve Bank (Note2) may be lent to other banks on a daily basis. At December 31, 2003 and 2002, federal funds sold amounted to $2,842,594 and $41,736, respectively.

NOTE 4—INVESTMENT SECURITIES

        The amortized costs and fair value of investment securities available for sale are as follows:

	December 31, 2003
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	Losses
Federal agencies	$1,022,311	$76,127	$—	$1,098,438
Mortgage-backed	2,459,720	70,838	—	2,530,558

Total investment securities	$3,482,031	$146,965	$—	$3,628,996

	December 31, 2002
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	Losses
Federal agencies	$9,640,819	$143,781	$—	$9,784,600
Mortgage-backed	4,727,533	80,057	—	4,807,590

Total investment securities	$14,368,352	$223,838	$—	$14,592,190

        At December 31, 2003, each of the investment securities available for sale had individual unrealized gains.

        The amortized costs and fair values of investment securities available for sale at December 31, 2003 and 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations.

	December 31, 2003		December 31, 2002
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in less than one year	$—	$—	$—	$—
Due after one through three years	1,022,311	1,098,438	8,020,819	8,156,500
Due after three through five years	—	—	1,620,000	1,628,100
Due after five through ten years	2,459,720	2,530,558	4,727,533	4,807,590

Total investment securities	$3,482,031	$3,628,996	$14,368,352	$14,592,190

        At December 31, 2003, the Company's held to maturity portfolio totaled $9,834,324 and is recorded at amortized cost. The portfolio includes two FNMA mortgage-backed securities. The first security has a balance of $8,871,418 with a 2023 maturity. The second security has a balance of $962,906 with a maturity of 2013. The two securities were purchased in July of 2003 and had an unrealized loss totaling $73,019 at December 31, 2003. The Company believes, based on industry analyst reports and credit ratings that the deterioration in value is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company had no securities at December 31, 2002 classified as held to maturity.

        Other investments totaled $2,296,150 and $905,000 at December 31, 2003 and 2002, respectively. Other investments at December 31, 2003, consisted of Federal Reserve Bank stock with a cost of $485,150, Federal Home Loan Bank stock with a cost of $1,625,000, and an investment in the Trust of $186,000. At December 31, 2002, the company owned Federal Reserve Bank stock with a cost of $255,000 and Federal Home Loan Bank stock with a cost of $650,000.

        No investment securities were sold in 2003 or 2002. Accordingly, no gains or losses were recorded. Included in the investment portfolios at December 31, 2003, are mortgage-backed securities issued by the Federal National Mortgage Association totaling $11,937,797. At December 31, 2003 and 2002 $9,932,763 and $14,244,440, respectively, of securities were pledged as collateral for public funds or repurchase agreements.

NOTE 5—LOANS

        The composition of net loans by major loan categories is as follows:

	December 31,
	2003	2002
Real estate:
Commercial
Owner occupied	$39,300,648	$22,653,311
Non-owner occupied	53,898,628	43,076,993
Construction	10,878,152	4,007,650

	104,077,428	69,737,954

Consumer
Residential	35,822,608	25,499,625
Home equity	24,278,245	18,069,407
Construction	4,365,041	4,199,848

	64,465,894	47,768,880

Total real estate loans	168,543,322	117,506,834

Commercial business	36,106,814	28,192,407
Consumer—other	4,661,929	4,590,552
Deferred origination fees, net	(530,082)	(386,632)

Gross loans	208,781,983	149,903,161
Less allowance for loan losses	(2,705,150)	(1,824,149)

Loans, net	$206,076,833	$148,079,012

        At December 31, 2003 and 2002, there was $443,939 and $113,105, respectively of loans classified as non-accruing loans. Foregone interest income on the non-accrual loans in 2003 was approximately $6,100 and was approximately $4,400 in 2002.

        At December 31, 2003, certain of the Bank's first mortgage loans were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta (FHLB), as set forth in Note 9.

        The composition of gross loans by rate type is as follows:

	December 31,
	2003	2002
Variable rate loans	$143,241,945	$107,554,638
Fixed rate loans	65,540,038	42,348,523

	$208,781,983	$149,903,161

        The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating income and by recoveries of loans that were previously written-off. The allowance is decreased by the aggregate loan balances, if any, that were deemed uncollectible during the year.

        Activity within the allowance for loan losses account follows:

	For the years ended December 31,
	2003	2002
Balance, beginning of year	$1,824,149	$1,192,247
Recoveries of loans previously charged-off against the allowance	3,647	—
Provision for loan losses	1,050,000	1,050,000
Loans charged-off against the allowance	(172,646)	(418,098)

Balance, end of year	$2,705,150	$1,824,149

NOTE 6—PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:

	December 31,
	2003	2002
Leasehold improvements	$428,875	$352,770
Furniture and equipment	844,549	753,945
Software	168,163	146,543

	1,441,587	1,253,258
Accumulated depreciation	(617,328)	(467,316)

Total property and equipment	$824,259	$785,942

        The Company's main office building is leased for twenty years (see note 13).

        Depreciation expense for the years ended December 31, 2003 and 2002 was $162,618 and $209,810, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Leasehold improvements	5 to 40	Straight-line

NOTE 7—DEPOSITS

        The following is a detail of the deposit accounts:

	December 31,
	2003	2002
Non-interest bearing	$16,329,095	$13,809,488
Interest bearing:
NOW accounts	17,455,460	15,377,708
Money market accounts	24,769,077	19,727,133
Savings	1,588,652	1,773,957
Time, less than $100,000	29,713,733	32,024,488
Time, $100,000 and over	79,107,578	50,850,496

Total deposits	$168,963,595	$133,563,270

        At December 31, 2003 and 2002, the bank had approximately $79.6 million and $46.2 million of time deposits that were obtained outside of the bank's primarily market. Interest expense on time deposits greater than $100,000 was $1,437,722 and $1,316,693 in the years ended December 31, 2003 and 2002, respectively.

        At December 31, 2003 the scheduled maturities of certificates of deposit are as follows:

2004	$83,620,757
2005	9,861,442
2006	6,019,799
2007 and after	9,319,313

$108,821,311

NOTE 8—FEDERAL FUNDS PURCHASED AND REPURCHASE AGREEMENTS

        At December 31, 2003 the bank had sold $9,296,999 of securities under agreements to repurchase with brokers with a weighted rate of 1.12% that mature in less than 90 days. These agreements are secured with approximately $9,800,000 of investment securities. The securities, under agreement to repurchase, averaged $5,689,259 during 2003, with $9,865,000 being the maximum amount outstanding at any month-end.

        At December 31, 2002 the bank had sold $7,892,000 of securities under agreements to repurchase with brokers with a weighted rate of 1.38% that mature in less than 90 days. These agreements were secured with approximately $8,000,000 of investment securities. The securities, under agreement to repurchase, averaged $4,349,076 during 2002, with $8,482,600,000 being the maximum amount outstanding at any month-end.

        At December 31, 2003 the bank had two unused federal funds purchased line of credit totaling $7,000,000. At December 31, 2002, the bank had utilized $1,215,000 of its $3,700,000 of federal funds purchased line of credit. These lines of credit were unsecured and accrued interest at the daily rate of federal funds plus 25 basis points (1.25% at December 31, 2003).

NOTE 9—FEDERAL HOME LOAN BANK ADVANCES

        At December 31, 2003 the bank had $32,500,000 of advances from the FHLB. These advances are secured with approximately $99,800,000 of first mortgage loans and stock in the FHLB. Listed below is a summary of the terms and maturities of the advances:

  •
  The maturity on $5,000,000 of the advances with a weighted rate of 1.63% is July 16, 2004. The FHLB has the option to re-price this advance as of April 16, 2004.

  •
  The maturity on $5,000,000 of the advances with a weighted rate of 1.56% is October 15, 2007. The FHLB has the option to re-price this advance as of April 15, 2004.

  •
  The maturity on $3,000,000 of the advances with a weighted rate of 4.86% is August 24, 2011. The FHLB has the option to re-price this advance as of August 24, 2006.

  •
  The maturity on $5,000,000 of the advances with a weighted rate of 3.36% is January 30, 2013. The FHLB has the option to re-price this advance as of January 30, 2008.

  •
  The maturity on $7,500,000 of the advances with a weighted rate of 1.21% is March 10, 2006. The FHLB has the option to re-price this advance as of March 10, 2004.

  •
  The maturity on $7,000,000 of advances with a variable daily floating rate at December 31, 2003 of 1.15% is October 1, 2004. The $7,000,000 of floating rate advances can be repaid at any time without any prepayment penalties.

        At December 31, 2002 the bank had $13,000,000 of advances from the FHLB. These advances are secured with approximately $22,400,000 of first mortgage loans and stock in the FHLB. Listed below is a summary of the term and maturities of the advances:

  •
  The maturity on $5,000,000 of the advances with a weighted rate of 1.63% is July 16, 2004. The FHLB had the option to re-price this advance as of April 16, 2003.

  •
  The maturity on $5,000,000 of the advances with a weighted rate of 1.56% is October 15, 2007. The FHLB had the option to re-price this advance as of October 15, 2003.

  •
  The maturity on $3,000,000 of the advances with a weighted rate of 4.86% is August 24, 2011. The FHLB has the option to re-price this advance as of August 24, 2006.

NOTE 10—NOTE PAYABLE

        At December 31, 2003 the Company had an unused $3,500,000 revolving line of credit with another bank with a maturity of March 20, 2004. The Company has utilized this line of credit in the past to provide proceeds to increase the capital investment in the Company's wholly-owned bank. The line of credit bears interest at the 30 day LIBOR rate plus 2.00%, which at December 31, 2003 was 3.12%. The Company has pledged all of the stock of the Bank as collateral for this line of credit. The line of credit agreement contains various covenants related to net income and asset quality. As of December 31, 2003, the Company believes it is in compliance with all covenants. At December 31, 2002, the Company had a $2,500,000 revolving line of credit with another bank with a maturity of June 30, 2003. At December 31, 2002, the company had an outstanding balance of $2,500,000. This line of credit had similar covenants and collateral requirements as the $3.5 million revolving line of credit.

NOTE 11—JUNIOR SUBORDINATE DEBENTURES

        On June 26, 2003, Greenville First Statutory Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate junior subordinated debentures with a maturity of June 26, 2033. The rate is adjusted quarterly and was 4.27% at December 31, 2003. In accordance with the revised FIN No. 46, the Trust has not been consolidated in these financial statements. The Company received from the

Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the Trust as $6,186,000 of junior subordinate debentures. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance cost, net of accumulated amortization, totaled $171,000 at December 31, 2003 and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $9,000 for the year ended December 31, 2003 and is included in other borrowings interest expense.

        The Company used $3.0 million of the proceeds to repay the outstanding balance on the revolving line of credit (Note 10). The company invested $2.7 million in the company's wholly-owned subsidiary, Greenville First Bank. The remaining balance will be used by the company to fund operations.

NOTE 12—UNUSED LINES OF CREDIT

        At December 31, 2003, the Bank had two unused lines of credit to purchase federal funds of $7,000,000. The line of credit is available on a one to seven day basis for general corporate purposes of the Bank. The lender has reserved the right to withdraw the line at their option. The Bank had a second line of credit with the Federal Home Loan Bank to borrow funds, subject to a pledge of qualified collateral. The Bank has collateral that would support approximately $20,000,000 in additional borrowings.

NOTE 13—COMMITMENTS AND CONTINGENCIES

        The Company has entered into an employment agreement with its president and chief executive officer that includes a three year compensation term, annual bonus, incentive program, stock option plan and a one-year non-compete agreement upon termination.

        The Company has entered into an agreement with a data processor with a remaining term of one year to provide ATM services, item processing and general ledger processing. Components of this contract include monthly charges of approximately $20,000.

        The Bank may become party to litigation and claims in the normal course of business. As of December 31, 2003, management believes there is no material litigation pending.

        The Bank has a twenty-year lease on its main office building that began in January 2001. The monthly rent for the year 2004 is $28,489. The Bank also has a lease on land to be used for a future branch site. The monthly rent of $4,804 is expected to begin in January of 2005, at the time the branch is completed. Both leases provide for annual lease rate escalations based on cost of living adjustments.

        Future minimum lease payments under this operating lease are summarized as follows:

For the year ended December 31,
2004	$341,870
2005	409,777
2006	418,545
2007	427,531
2008	436,741
Thereafter*	6,473,365

$8,507,829

*
Amount is estimated based on an increase of 2.49 percent per year. Actual lease will be adjusted annually by the cost of living index as stated in the Consumer Price Index.

NOTE 14—INCOME TAXES

        The components of income tax expense for the years ended December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
Current income taxes:
Federal	$918,080	$336,914
State	53,548	35,000

Total current tax expense	971,628	371,914
Deferred income tax benefit and change in valuation allowance	(355,094)	(371,914)

Income tax expense	$616,534	$—

        The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory tax rate:

	For the years ended December 31,
	2003	2002
Income tax expense (benefit) at federal statutory rate	$551,633	$255,821
Effect of state income taxes	53,548	35,000
Change in valuation allowance	(16,123)	(323,697)
Other	27,476	32,876

Income tax expense	$616,534	$—

        The components of the deferred tax assets and liabilities are as follows:

	December 31,
	2003	2002
Deferred tax assets:
Allowance for loan losses	$763,514	$424,259
Net deferred loan fees	180,228	131,455
Premise and equipment	—	12,497
Other	52,213	13,349

	995,955	581,560
Valuation allowance	(63,877)	(80,000)

	932,078	501,560
Deferred tax liabilities:
Unrealized gain on securities available for sale	$49,968	$76,105
Premise and equipment	50,886	—
Other	94,184	69,646

	195,038	145,751

Net deferred tax asset	$737,040	$355,809

        The net of current taxes payable and net deferred tax assets are included in other assets in 2003 and included in accrued liabilities in 2002.

NOTE 15—RELATED PARTY TRANSACTIONS

        Certain directors, executive officers, and companies with which they are affiliated, are clients of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

        A summary of loan transactions with directors, including their affiliates and executive officers is as follows:

	For the years ended December 31,
	2003	2002
Balance, beginning of year	$2,828,958	$778,624
New loans	7,485,973	5,267,212
Less loan payments	(5,331,396)	(3,216,878)

Balance, end of year	$4,983,535	$2,828,958

        Deposits by officers and directors and their related interests at December 31, 2003 and 2002, were $700,052 and $116,656, respectively.

        The Bank has a lease on its main office building with a director of the bank that began in 2001. The lease has a remaining term of seventeen years, with monthly payments in 2004 of $28,489. The Bank also has a land lease with a director on property to be used for a future branch site, with monthly payments of $4,804. The Bank is of the opinion that the lease payments represent market costs that could have been obtained in similar "arms length" transactions.

NOTE 16—FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

        In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

        The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2003, unfunded commitments to extend credit were $51,211,000, of which $16,075,000 is at fixed rates and $35,136,000 is at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

        At December 31, 2003, there was a $1,678,000 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The fair value of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standing. The total fair value of such instruments is not material.

NOTE 17—EMPLOYEE BENEFIT PLAN

        On January 1, 2000, the Company adopted the Greenville First Bancshares, Inc. Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2003 and 2002 amounted to $53,000 and $36,000, respectively.

NOTE 18—STOCK OPTIONS AND WARRANTS

        On March 21, 2002, the Company adopted a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 258,750 options (adjusted for 3 for 2 stock split) at an option price per share not less than the fair market value on the date of grant. The options granted to officers and employees vest either at 20 percent over five years or 33 percent over three years and expire 10 years from the grant date.

        A summary of the status of the plan and changes for the years ended December 31, are presented below:

	2003		2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	186,750	$6.75	169,500	$6.67
Granted	25,500	8.66	17,250	7.57
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding at end of year	212,250	$6.98	186,750	$6.75

Options exercisable at year-end	133,000		82,250

Shares available for grant	46,500		72,750

        Upon completion of the 1999 stock offering, the Company issued warrants to each of its organizers to purchase up to an additional 194,925 shares (adjusted for 3 for 2 stock split) of common stock at $6.67 per share. These warrants vest over a three-year period and expire on October 27, 2009.

NOTE 19—COMMON STOCK AND EARNINGS PER SHARE

        SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net earnings per common share. The assumed conversion of stock options and warrants can create a difference between basic and diluted net earnings per common share. The weighted average number of common shares outstanding for basic earnings in 2003 adjusted for the 3 for 2 stock split was 1,724,994, and the weighted average number of common shares assumed outstanding in 2003 for diluted earnings per common share was 1,881,129. The weighted average number of common shares outstanding for basic earnings in 2002 adjusted for the 3 for 2 stock split was 1,724,994, and the weighted average number of common shares assumed outstanding in 2002 for diluted earnings per common share was 1,753,877.

NOTE 20—REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

        As of December 31, 2003, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events, since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

			For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Actual		Minimum		Minimum
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(amounts in $000)
As of December 31, 2003
Total Capital (to risk weighted assets)	$19,176	10.1%	$15,206	8.0%	$19,008	10.0%
Tier 1 Capital (to risk weighted assets)	16,796	8.8	7,603	4.0	11,405	6.0
Tier 1 Capital (to average assets)	16,796	7.7	8,779	4.0	10,973	5.0
As of December 31, 2002
Total Capital (to risk weighted assets)	$14,116	10.3%	$10,921	8.0%	$13,651	10.0%
Tier 1 Capital (to risk weighted assets)	12,408	9.1	5,460	4.0	8,191	6.0
Tier 1 Capital (to average assets)	12,408	7.5	6,639	4.0	8,298	5.0

NOTE 21—DIVIDENDS

        There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the OCC. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

NOTE 22—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        Following is a summary of operations by quarter:

	Quarters ended
2003
	March 31	June 30	September 30	December 31
Interest income	$2,231,029	$2,287,402	$2,495,104	$2,708,019
Interest expense	891,950	860,820	932,385	932,785

Net interest income	1,339,079	1,426,582	1,562,719	1,775,234
Provision for loan losses	300,000	200,000	250,000	300,000
Noninterest income	147,153	83,954	115,318	75,259
Noninterest expenses	916,998	940,447	996,614	998,790

Income before provision for income taxes	269,234	370,089	431,423	551,703
Income tax expense	102,307	140,634	163,941	209,652

Net income	$166,927	$229,455	$267,482	$342,051

Earnings per share
Basic	$.10	$.13	$.16	$.20

Diluted	$.09	$.12	$.14	$.18

Weighted average common shares
Basic	1,724,994	1,724,994	1,724,994	1,724,994

Diluted	1,834,053	1,886,399	1,903,130	1,899,969

	Quarters ended
2002
	March 31	June 30	September 30	December 31
Interest income	$1,790,358	$1,936,720	$2,168,948	$2,256,804
Interest expense	846,180	884,620	883,781	877,602

Net interest income	944,178	1,052,100	1,285,167	1,379,202
Provision for loan losses	200,000	220,000	300,000	330,000
Noninterest income	102,949	121,815	139,533	155,954
Noninterest expenses	804,314	832,790	865,064	876,314

Income before provision for income taxes	42,813	121,125	259,636	328,842
Income tax expense	—	—	—	—

Net income	$42,813	$121,125	$259,636	$328,842

Earnings per share
Basic	$.02	$.07	$.15	$.19

Diluted	$.02	$.07	$.15	$.18

Weighted average common shares
Basic	1,724,994	1,724,994	1,724,994	1,724,994

Diluted	1,725,000	1,743,597	1,772,567	1,773,306

NOTE 23—FAIR VALUE OF FINANCIAL INSTRUMENTS

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

        Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold, federal funds purchased, note payable, securities sold under agreement to repurchase and official checks.

        Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

        Fair value for variable rate loans and borrowings that reprice frequently and for loans that mature in less than one year is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans (primarily commercial) maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

        Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and FHLB advances with a maturity within one year are valued at their carrying value. The fair value of certificate of deposit accounts and FHLB advances with a maturity after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

        The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

        The estimated fair values of the Company's financial instruments are as follows:

	December 31,
	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and due from banks	$4,104,697	$4,104,697	$4,429,290	$4,429,290
Federal funds sold	2,842,594	2,842,594	41,736	41,736
Investment securities available for sale	3,628,996	3,628,996	14,592,190	14,592,190
Investment securities held to maturity	9,834,324	9,761,305	—	—
Other investments	2,296,150	2,296,150	905,000	905,000
Loans, net	206,076,833	208,638,000	148,079,012	151,400,000
Financial Liabilities:
Deposits	168,963,595	169,400,000	133,563,270	134,400,000
Official checks outstanding	1,575,357	1,575,357	889,270	889,270
Federal funds purchased and repurchase agreements	9,296,999	9,296,999	9,107,000	9,107,000
Note payable	—	—	2,500,000	2,500,000
Junior subordinate debentures	6,186,000	6,186,000	—	—
Federal Home Loan Bank advances	32,500,000	33,000,000	13,000,000	13,548,000

NOTE 24—PARENT COMPANY FINANCIAL INFORMATION

        Following is condensed financial information of Greenville First Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31,
	2003	2002
Assets
Cash and cash equivalents	$136,932	$177,052
Investment in subsidiaries	17,079,756	12,556,107
Other assets	171,000	—

Total assets	$17,387,688	$12,733,159

Liabilities and Shareholders' Equity
Accounts payable and accrued expenses	$14,720	$1,370
Note payable	6,186,000	2,500,000
Shareholders' equity	11,186,968	10,231,789

Total liabilities and shareholders' equity	$17,387,688	$12,733,159

Condensed Statements of income

	For the years ended December 31,
	2003	2002
Revenues
Interest income	$1,196	$3,772
Expenses
Interest expense	183,666	23,715

Loss before equity in undistributed net income of subsidiaries	(182,470)	(19,943)
Equity in undistributed net income of subsidiaries	1,188,385	772,359

Net income	$1,005,915	$752,416

Condensed Statements of Cash Flows

	For the years ended December 31,
	2003	2002
Operating Activities
Net income	$1,005,915	$752,416
Adjustments to reconcile net income to net cash used in operating activities
Equity in undistributed net income of subsidiaries	(1,188,385)	(772,359)
Increase in other assets	(171,000)	—
Increase in other liabilities	13,350	208

Net cash used in operating activities	(340,120)	(19,735)

Financing Activities
Proceeds from note payable	500,000	2,500,000
Repayment of note payable	(3,000,000)	—
Proceeds from junior subordinate debentures	6,186,000	—
Investment in subsidiaries	(3,386,000)	(2,688,601)

Net cash provide (used) in financing activities	300,000	(188,601)

Net decrease in cash and cash equivalents	(40,120)	(208,336)
Cash and cash equivalents, beginning of year	177,052	385,388

Cash and cash equivalents, end of year	$136,932	$177,052

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
Assets
Cash and due from banks	$2,613,413	$4,104,697
Federal funds sold	1,365,400	2,842,594
Investment securities available for sale	3,078,733	3,628,996
Investment securities held to maturity—(market value $13,658,094 and $9,761,305)	14,215,247	9,834,324
Other investments, at cost	3,591,373	2,296,150
Loans, net	244,407,022	206,076,833
Accrued interest	871,930	756,905
Property and equipment, net	1,557,915	824,259
Other real estate owned	305,485	—
Other assets	1,386,183	476,463

Total assets	$273,392,701	$230,841,221

Liabilities
Deposits	$177,987,321	$168,963,595
Official checks outstanding	1,104,261	1,575,357
Federal funds purchased and repurchase agreements	13,565,000	9,296,999
Federal Home Loan Bank advances	58,400,000	32,500,000
Note payable	3,000,000	—
Junior subordinate debentures	6,186,000	6,186,000
Accrued interest payable	724,534	572,272
Accounts payable and accrued expenses	485,023	560,030

Total liabilities	261,452,139	219,654,253

Shareholders' equity
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued	—	—
Common stock, par value $.00667
Authorized, 10,000,000 shares. Issued 1,727,994 and 1,724,994 at June 30, 2004 and December 31, 2003, respectively	11,520	11,500
Additional paid-in capital	10,655,190	10,635,200
Accumulated other comprehensive income	28,780	96,997
Retained earnings	1,245,072	443,271

Total shareholders' equity	11,940,562	11,186,968

Total liabilities and shareholders' equity	$273,392,701	$230,841,221

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Six months ended June 30,
	2004	2003
	(Unaudited)	(Unaudited)
Interest income
Loans	$5,688,464	$4,307,650
Investment securities	445,178	199,113
Federal funds sold	9,293	11,668

Total interest income	6,142,935	4,518,431

Interest expense
Deposits	1,568,286	1,412,376
Borrowings	681,219	340,394

Total interest expense	2,249,505	1,752,770

Net interest income before provision for loan losses	3,893,430	2,765,661
Provision for loan losses	650,000	500,000

Net interest income after provision for loan losses	3,243,430	2,265,661

Noninterest income
Loan fee income	66,824	103,666
Service fees on deposit accounts	139,728	123,296
Write-down on real estate owned	—	(100,000)
Other income	156,348	104,145

Total noninterest income	362,900	231,107

Noninterest expenses
Compensation and benefits	1,199,522	967,842
Professional fees	99,815	74,559
Marketing	125,958	78,745
Insurance	61,662	53,265
Occupancy	289,899	299,362
Data processing and related costs	396,775	287,530
Telephone	13,306	11,187
Other	126,159	84,955

Total noninterest expenses	2,313,096	1,857,445

Income before income tax expense	1,293,234	639,323
Income tax expense	491,433	242,942

Net income	$801,801	$396,381

Earnings per common share:
Basic	$0.46	$0.23

Diluted	$0.40	$0.21

Weighted average common shares outstanding
Basic	1,725,294	1,724,994

Diluted	1,998,109	1,860,371

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Unaudited)

	Common stock			Accumulated other comprehensive income
			Additional paid-in capital		Retained earnings (deficit)	Total shareholders equity
	Shares	Amount
December 31, 2002	1,150,000	$11,500	$10,635,200	$147,733	$(562,644)	$10,231,789
Net income	—	—	—	—	396,381	396,381
Comprehensive loss, net of tax
Unrealized holding gain on securities available for sale	—	—	—	(27,614)	—	(27,614)

Comprehensive income	—	—	—	—	—	368,767

June 30, 2003	1,150,000	$11,500	$10,635,200	$120,119	$(166,263)	$10,600,556

December 31, 2003	1,724,994	$11,500	$10,635,200	$96,997	$443,271	$11,186,968
Net income	—	—	—	—	801,801	801,801
Comprehensive income, net of tax
Unrealized holding loss on securities available for sale	—	—	—	(68,217)	—	(68,217)

Comprehensive income	—	—	—	—	—	733,584
Exercise of warrants	3,000	20	19,990	—	—	20,010

June 30, 2004	1,727,994	$11,520	$10,655,190	$28,780	$1,245,072	$11,940,562

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six months ended June 30,
	2004	2003
	(Unaudited)	(Unaudited)
Operating activities
Net income	$801,801	$396,381
Adjustments to reconcile net income to cash provided by operating activities:
Provision for loan losses	650,000	500,000
Depreciation and other amortization	73,553	69,704
Accretion and amortization of securities discounts and premiums, net	50,756	50,869
Increase in other assets, net	(1,024,744)	(631,328)
Increase (decrease) in other liabilities, net	(358,699)	2,959,721

Net cash provided by operating activities	192,667	3,345,347

Investing activities
Origination of loans, net	(39,285,674)	(26,005,362)
Purchase of property and equipment	(807,209)	(33,042)
Purchase of investment securities:
Held to maturity	(5,585,942)	—
Other investments	(2,510,000)	(800,000)
Payments and maturity of investment securities:
Available for sale	429,286	9,889,791
Held to maturity	1,171,657	—
Other investments	1,215,000	—

Net cash used for investing activities	(45,372,882)	(16,948,613)

Financing activities
Increase in deposits, net	9,023,726	10,983,054
Increase (decrease) in short-term borrowings	4,268,001	(9,107,000)
Increase (decrease) in other borrowings	3,000,000	(2,500,000)
Proceeds from junior subordinate debentures	—	6,186,000
Proceeds from exercise of stock warrants, net	20,010	—
Increase in Federal Home Loan Bank advances	25,900,000	12,500,000

Net cash provided by financing activities	42,211,737	18,062,054

Net increase (decrease) in cash and cash equivalents	(2,968,478)	4,458,788
Cash and cash equivalents at beginning of the period	6,947,291	4,471,026

Cash and cash equivalents at end of the period	$3,978,813	$8,929,814

Supplemental information
Cash paid for
Interest	$2,097,244	$1,416,591

Income taxes	$1,266,585	$479,527

Schedule of non-cash transactions
Foreclosure of real estate	$305,485	$—

Unrealized loss on securities, net of income taxes	$(68,217)	$(27,614)

See notes to consolidated financial statements that are an integral part of these consolidated statements.

GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Business and Basis of Presentation

Business activity

        Greenville First Bancshares, Inc. (the "company") is a South Carolina corporation that owns all of the capital stock of Greenville First Bank, N.A. (the "bank") and all of the stock of Greenville First Statutory Trust I (the "Trust"). The bank is a national bank organized under the laws of the United States located in Greenville County, South Carolina. The bank is primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation, and providing commercial, consumer and mortgage loans to the general public. The Trust is a special purpose subsidiary for the sole purpose of issuing trust preferred securities.

Basis of presentation

        The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the company's Form 10-KSB (Registration Number 000-27719) as filed with the Securities and Exchange Commission. The consolidated financial statements include the accounts of Greenville First Bancshares, Inc., and its wholly owned subsidiary Greenville First Bank, N.A. As discussed in Note 6, the financial statements related to the special purpose subsidiary, Greenville First Statutory Trust I, have not been consolidated in accordance with FASB Interpretation No. 46.

Cash and cash equivalents

        For purposes of the Consolidated Statement of Cash Flows, cash and federal funds sold are included in "cash and cash equivalents." These assets have contractual maturities of less than three months.

Note 2—Reclassifications

        Certain amounts, previously reported, have been reclassified to state all periods on a comparable basis that had no effect on shareholder's equity or net income.

Note 3—Stock split

        On November 17, 2003, shareholders of record as of November 3, 2003, received one additional share of stock for every two shares of stock owned prior to the 3 for 2 stock split. All factional shares were paid in cash. The earnings per share amounts for all periods shown have been adjusted to reflect the 3 for 2 split.

Note 4—Note payable

        At June 30, 2004, the company had a $4.5 million revolving line of credit with another bank. At June 30, 2004, the outstanding balance was $3.0 million. This line of credit has a maturity of March 20, 2005. The line of credit bears interest at a rate of three-month libor plus 2.00%, which at June 30, 2004 was 3.11%. The company has pledged the stock of the bank as collateral for this line of credit. The line of credit agreement contains various covenants related to earnings and asset quality. As of June 30, 2004, the company believes it is in compliance with all covenants.

Note 5—Earnings per share

        The following schedule reconciles the numerators and denominators of the basic and diluted earnings per share computations for the three months and six months ended June 30, 2004 and 2003. Dilutive common shares arise from the potentially dilutive effect of Greenville First Bancshares, Inc.'s stock options and warrants that are outstanding. The assumed conversion of stock options and warrants can create a difference between basic and dilutive net income per common share. The average dilutive shares have been computed utilizing the "treasury stock" method. The numbers of shares and the earnings per share have been adjusted for the 3 for 2 stock split.

	Three months ended June 30,
	2004	2003
Basic Earnings Per Share
Average common shares	1,725,494	1,724,994
Net income	$413,851	$229,455
Earnings per share	$0.24	$0.13
Diluted Earnings Per Share
Average common shares outstanding	1,725,494	1,724,994
Average dilutive common shares	263,090	161,405

Adjusted average common shares	1,988,584	1,886,399
Net income	$413,851	$229,455
Earnings per share	$0.21	$0.12
	Six months ended June 30,
	2004	2003
Basic Earnings Per Share
Average common shares	1,725,294	1,724,994
Net income	$801,801	$396,381
Earnings per share	$0.46	$0.23
Diluted Earnings Per Share
Average common shares outstanding	1,725,294	1,724,994
Average dilutive common shares	272,815	135,377

Adjusted average common shares	1,998,109	1,860,371
Net income	$801,801	$396,381
Earnings per share	$0.40	$0.21

Note 6—Accounting for variable interest entities

        Effective January 1, 2004, the Company adopted FASB Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities." In accordance with FIN 46, the $186,000 investment by the parent company, Greenville First Bancshares, Inc, in the special purpose subsidiary, Greenville First Statutory Trust I, results in the special purpose subsidiary being treated as a "variable interest entity" as defined in FIN 46. Therefore, in accordance with the revised rules, the Company did not consolidate its special purpose trust subsidiary. Prior to the January 1, 2004, the effective date on the adoption of FIN 46, the company had consolidated the special purpose subsidiary. The 2003, consolidated financial statements have been restated, resulting in the "deconsolidation" of this wholly-owned subsidiary. The deconsolidation of this wholly-owned subsidiary, increased both the Company's other assets by

$186,000, and the debt associated with the junior subordinate debentures. The company's maximum exposure to loss is the $186,000 invested in the special purpose subsidiary. In addition to the loss exposure related to the investment in the special purpose subsidiary, the Company has a full and unconditional guarantee for the $6,000,000 junior subordinate debentures that were issued. The special purpose subsidiary was formed for the sole purpose of issuing the junior subordinate debentures.

Note 7—Stock based compensation

        The company has a stock-based employee compensation plan. The company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	For the Three months ended June 30,
	2004	2003
Net income, as reported	$413,851	$229,455
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20,719)	(19,613)

Pro forma net income	$393,132	$209,842
Earnings per common share—adjusted for 3 for 2 stock split:
Basic—as reported	$0.24	$0.13
Basic—pro forma	$0.23	$0.12
Diluted—as reported	$0.21	$0.12
Diluted—pro-forma	$0.20	$0.11
	For the Six months ended June 30,
	2004	2003
Net income, as reported	$801,801	$396,381
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(41,438)	(39,226)

Pro forma net income	$760,363	$357,155
Earnings per common share—adjusted for 3 for 2 stock split:
Basic—as reported	$0.46	$0.23
Basic—pro forma	$0.44	$0.21
Diluted—as reported	$0.40	$0.21
Diluted—pro-forma	$0.38	$0.19

        The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used for grants: expected volatility of 10% for 2004 and 2003, risk-free interest rate of 3.00% for 2004 and 2003 respectively, expected lives of the options 10 years, and the assumed dividend rate was zero.

750,000 Shares

Bancshares, Inc.

 Common Stock

PROSPECTUS

 Sandler O'Neill & Partners, L.P.

                         , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988 provides us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of our directors under certain circumstances. Our articles of incorporation and bylaws also provide us with the power and authority to the fullest extent legally permissible under the Act to indemnify our directors and officers, persons serving at our request or for our benefit as directors or officers of another corporation, and persons serving as our representatives or agents in certain circumstances. Pursuant to such authority and the provisions of our articles of incorporation, we have purchased insurance against certain liabilities that may be incurred by the company and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of common stock being registered, all of which will be paid by Greenville First Bancshares. All amounts are estimates except the SEC filing fee and Nasdaq listing fee.

SEC registration fee	$1,891
Nasdaq listing fee	100,000
NASD filing fee	1,988
Printing expenses	60,000
Legal fees and expenses	250,000
Accounting fees and expenses	35,000
Miscellaneous	5,000

Total	$453,879

Item 26. Recent Sales of Unregistered Securities.

        None.

Item 27. Exhibits

1.1	Form of underwriting agreement among Greenville First Bancshares, Inc., Greenville First Bank, N.A., and Sandler O'Neill & Partners, L.P.
3.1.	Articles of Incorporation(1)
3.2.	Bylaws(1)
4.1.	Form of Certificate of Common Stock(1)
5.1.	Opinion of Nelson Mullins Riley & Scarborough, LLP
10.1	Employment Agreement dated July 27, 1999 between Greenville First Bancshares and R. Arthur Seaver, Jr.(1)
10.2	Lease Agreement between Greenville First Bank, N.A. and Halton Properties, LLC, formerly Cothran Properties, LLC(2)
10.3	Form of Stock Warrant Agreement(1)
10.4	2000 Greenville First Bancshares, Inc. Stock Incentive Plan(3)
10.5	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A., Greenville First Bancshares, Inc., and James M. Austin, III(4)
10.6	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and Frederick Gilmer, III(4)
10.7	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and J. Edward Terrell(4)
10.8	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated January 12, 2004(4)
10.9	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated June 14, 2004(4)
10.10	Sublease Agreement between Greenville First Bank, N.A. and Augusta Road Holdings, LLC dated February 26, 2004(4)
21	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (appears in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included as part of the signature page)*

(1)
Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on July 27, 1999.

(2)
Incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1999.

(3)
Incorporated by reference to the Company's Form 10-QSB for the quarter ended March 31, 2000.

(4)
Incorporated by reference to the Company's Form 10-QSB for the quarter ended June 30, 2004.

*
Previously filed.

Item 28. Undertakings

  (e)
  Insofar as indemnification for liabilities under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (f)
  The small business issuer hereby undertakes:

  (1)
  For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

  (2)
  For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, in the City of Greenville, State of South Carolina, on September 3, 2004.

GREENVILLE FIRST BANCSHARES, INC.
By:	/s/ R. ARTHUR SEAVER, JR. R. Arthur Seaver, Jr. President and Chief Executive Officer

        In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JAMES M. AUSTIN, III James M. Austin, III	Chief Financial Officer and Executive Vice President	September 3, 2004
/s/ ANDREW B. CAJKA * Andrew B. Cajka	Director	September 3, 2004
/s/ MARK A. COTHRAN * Mark A. Cothran	Director	September 3, 2004
/s/ LEIGHTON M. CUBBAGE * Leighton M. Cubbage	Director	September 3, 2004
/s/ ANNE S. ELLEFSON * Anne S. Ellefson	Director	September 3, 2004
/s/ DAVID G. ELLISON * David G. Ellison	Director	September 3, 2004
/s/ FREDERICK GILMER, JR. * Frederick Gilmer, Jr.	Senior Vice President, Secretary, and Director	September 3, 2004

/s/ TECUMSEH HOOPER, JR. * Tecumseh Hooper, Jr.	Director	September 3, 2004
/s/ RUDOLPH G. JOHNSTONE, III, M.D. * Rudolph G. Johnstone, III, M.D.	Director	September 3, 2004
/s/ KEITH J. MARRERO * Keith J. Marrero	Director	September 3, 2004
/s/ JAMES B. ORDERS, III * James B. Orders, III	Director	September 3, 2004
/s/ R. ARTHUR SEAVER, JR. R. Arthur Seaver, Jr.	Chief Executive Officer, President, and Director	September 3, 2004
/s/ WILLIAM B. STURGIS * William B. Sturgis	Director	September 3, 2004
*By:	/s/ R. ARTHUR SEAVER, JR. R. Arthur Seaver, Jr. Attorney-in-fact	September 3, 2004

Exhibit Index

1.1	Form of underwriting agreement among Greenville First Bancshares, Inc., Greenville First Bank, N.A., and Sandler O'Neill & Partners, L.P.
3.1.	Articles of Incorporation(1)
3.2.	Bylaws(1)
4.1.	Form of Certificate of Common Stock(1)
5.1.	Opinion of Nelson Mullins Riley & Scarborough, LLP
10.1	Employment Agreement dated July 27, 1999 between Greenville First Bancshares and R. Arthur Seaver, Jr.(1)
10.2	Lease Agreement between Greenville First Bank, N.A. and Halton Properties, LLC, formerly Cothran Properties, LLC(2)
10.3	Form of Stock Warrant Agreement(1)
10.4	2000 Greenville First Bancshares, Inc. Stock Incentive Plan(3)
10.5	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A., Greenville First Bancshares, Inc., and James M. Austin, III(4)
10.6	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and Frederick Gilmer, III(4)
10.7	Employment Agreement dated April 1, 2004 between Greenville First Bank, N.A. and J. Edward Terrell(4)
10.8	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated January 12, 2004(4)
10.9	Consulting Services Agreement between Greenville First Bank, N.A. and Cothran Properties, LLC dated June 14, 2004(4)
10.10	Sublease Agreement between Greenville First Bank, N.A. and Augusta Road Holdings, LLC dated February 26, 2004(4)
21	Subsidiaries*
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Nelson Mullins Riley & Scarborough, LLP (appears in its opinion filed as Exhibit 5.1)
24.1	Power of Attorney (included as part of the signature page)*

(1)
Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on July 27, 1999.

(2)
Incorporated by reference to the Company's Form 10-KSB for the year ended December 31, 1999.

(3)
Incorporated by reference to the Company's Form 10-QSB for the quarter ended March 31, 2000.

(4)
Incorporated by reference to the Company's Form 10-QSB for the quarter ended June 30, 2004.

*
Previously filed.

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TABLE OF CONTENTS
SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SUPERVISION AND REGULATION
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (AUDITED and UNAUDITED)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
GREENVILLE FIRST BANCSHARES, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 24. Indemnification of Directors and Officers
  Item 25. Other Expenses of Issuance and Distribution.
  Item 28. Undertakings
SIGNATURES
Exhibit Index